Filed pursuant to Rule 424(b)(3)

Registration No. 333- 281935

Prospectus Supplement No. 1

(To Prospectus dated September 20, 2024)

Logistic Properties of the Americas

27,902,000 ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 20, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-281935), as amended and supplemented, with the information contained in our Current Report on Form 6-K, furnished with the U.S. Securities and Exchange Commission on November 13, 2024. The Prospectus relates to the offer and resale from time to time by the selling securityholders identified in the Prospectus of up to 27,902,000 ordinary shares of par value $0.0001 each (“Ordinary Shares”) of Logistic Properties of the Americas.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on the NYSE American under the symbol “LPA”. On November 14, 2024, the last reported sales price of the Ordinary Shares on the NYSE American was $6.17.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of the prospectus and other risk factors under similar headings in any amendments or supplements to the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41995

Logistic Properties of the Americas

(Exact name of registrant as specified in its charter)

601 Brickell Key Drive

Suite 700

Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-282421), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023
99.2	Management’s Discussion and Analysis for the period ended September 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer

Date: November 13, 2024

Exhibit 99.1

Logistic Properties of the Americas

Condensed Consolidated Interim Financial Statements (Unaudited)

As of September 30, 2024 and December 31, 2023, and for the three and nine months ended September 30, 2024 and 2023

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED Interim STATEMENTS OF PROFIT OR LOSS AND Other comprehensive INCOME (LOSS)	[1]
cONDENSED CONSOLIDATED Interim STATEMENTS OF FINANCIAL POSITION	[2]
CONDENSED CONSOLIDATED Interim STATEMENTS OF CHANGES IN EQUITY	[3]
CONDENSED CONSOLIDATED Interim STATEMENTS OF CASH FLOWS	[4]
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED Interim FINANCIAL STATEMENTS	[5]

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(in U.S. Dollars)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2024 (Unaudited)	2023 (Unaudited)	2024 (Unaudited)	2023 (Unaudited)
REVENUES
Rental revenue		$11,173,774	$10,175,293	$32,547,117	$27,793,027
Other		98,856	38,896	195,911	74,916
Total revenues	4	11,272,630	10,214,189	32,743,028	27,867,943

Investment property operating expense	5	(1,616,919)	(1,509,044)	(4,856,809)	(4,032,138)
General and administrative		(4,750,884)	(2,519,836)	(11,001,664)	(4,834,222)
Listing expense	3	—	—	(44,469,613)	—
Investment property valuation gain	9	8,175,196	9,826,109	17,925,184	21,688,490
Interest income from affiliates	17	—	159,850	302,808	474,338
Financing costs	11	(5,796,879)	(5,646,861)	(17,168,235)	(23,283,779)
Net foreign currency gain (loss)		49,158	13,595	(127,447)	243,367
Gain on sale of asset held for sale	9	—	—	—	1,022,853
Other income	6	1,104,810	31,703	12,253,069	131,213
Other expenses	6	(1,238,072)	(3,345,296)	(8,582,889)	(3,483,718)
Profit (loss) before taxes		7,199,040	7,224,409	(22,982,568)	15,794,347

INCOME TAX EXPENSE	14	(2,365,571)	(4,853,279)	(6,212,089)	(6,632,916)

PROFIT (LOSS) FOR THE PERIOD		$4,833,469	$2,371,130	$(29,194,657)	$9,161,431

OTHER COMPREHENSIVE INCOME (LOSS):
Items that may be reclassified subsequently to profit or loss:
Translation (loss) gain from functional currency to reporting currency		(231,538)	2,456,718	(7,926,742)	12,277,835
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$4,601,931	$4,827,848	$(37,121,399)	$21,439,266

PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		$4,942,591	$1,351,495	$(33,181,385)	$4,959,776
Non-controlling interests		(109,122)	1,019,635	3,986,728	4,201,655
Total profit (loss) for the period		$4,833,469	$2,371,130	$(29,194,657)	$9,161,431

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Owners of the Company		$4,711,053	$3,808,212	$(41,108,127)	$17,237,610
Non-controlling interests		(109,122)	1,019,636	3,986,728	4,201,656
Total comprehensive income (loss) for the period		$4,601,931	$4,827,848	$(37,121,399)	$21,439,266
Weighted average number of shares – basic	13	31,740,073	28,600,000	30,732,528	28,600,000
Weighted average number of shares – diluted	13	31,967,429	28,600,000	30,732,528	28,600,000

Earnings (loss) per share attributable to owners of the Company – basic	13	$0.16	$0.05	$(1.08)	$0.17
Earnings (loss) per share attributable to owners of the Company – diluted	13	$0.15	$0.05	$(1.08)	$0.17

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(in U.S. Dollars)

		As of	As of
	Notes	September 30, 2024	December 31, 2023
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$31,394,469	$35,242,363
Due from affiliates	17	—	9,463,164
Lease and other receivables, net	8	2,623,141	3,557,988
Receivables from the sale of investment properties – short term	9	4,781,622	4,072,391
Prepaid construction costs		256,954	1,123,590
Restricted cash equivalent – short term		—	2,000,000
Prepaid income taxes		1,340,637	651,925
Other current assets	10	2,969,336	2,791,593
Total current assets		43,366,159	58,903,014

NON-CURRENT ASSETS:
Investment properties	9	535,573,272	514,172,281
Tenant notes receivables – long term, net	8	5,350,618	6,002,315
Receivables from the sale of investment properties – long term	9	—	4,147,507
Restricted cash equivalent – long term		5,912,997	681,110
Property and equipment, net		323,609	354,437
Deferred tax asset		1,154,342	1,345,859
Other non-current assets		4,703,828	5,218,787
Total non-current assets		553,018,666	531,922,296

TOTAL ASSETS		$596,384,825	$590,825,310

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses		$6,846,733	$13,127,502
Income tax payable		2,909,132	2,024,865
Retainage payable		1,540,803	1,737,805
Long term debt – current portion	11	10,514,211	16,703,098
Security deposits – current portion		537,850	—
Other current liabilities	10	2,283,282	959,539
Total current liabilities		24,632,011	34,552,809

NON—CURRENT LIABILITIES:
Long term debt	11	260,519,198	253,151,137
Deferred tax liability		38,905,814	37,451,338
Security deposits		2,011,631	1,790,554
Other non-current liabilities		3,947,341	2,936,555
Total non-current liabilities		305,383,984	295,329,584

TOTAL LIABILITIES		330,015,995	329,882,393

EQUITY:
Ordinary Shares	12	3,180	168,142,740
Additional paid-in capital		217,926,222	—
Retained earnings		34,697,260	67,878,645
Foreign currency translation reserve		(21,621,725)	(13,694,983)
Equity attributable to owners of the Company		231,004,937	222,326,402
Non-controlling interests		35,363,893	38,616,515
Total equity		266,368,830	260,942,917

TOTAL LIABILITIES AND EQUITY		$596,384,825	$590,825,310

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(in U.S. Dollars)

		Ordinary Shares
	Notes	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non—controlling interests	Total equity
BALANCE AS OF DECEMBER 31, 2023		168,142,740	$168,142,740	$—	$67,878,645	$(13,694,983)	$222,326,402	$38,616,515	$260,942,917
Profit (loss) for the period		—	—	—	(33,181,385)	—	(33,181,385)	3,986,728	(29,194,657)
Other comprehensive loss		—	—	—	—	(7,926,742)	(7,926,742)	—	(7,926,742)
Total comprehensive income (loss) for the period		—	—	—	(33,181,385)	(7,926,742)	(41,108,127)	3,986,728	(37,121,399)
Impact of reverse capitalization	3	(141,830,740)	(168,140,109)	168,140,109	—	—	—	—	—
Issuance of shares to TWOA shareholders upon reverse capitalization	3	3,897,747	390	(2,754,110)	—	—	(2,753,720)	—	(2,753,720)
Issuance of shares to PIPE Investor	3	1,500,000	150	14,999,850	—	—	15,000,000	—	15,000,000
Foreclosure of the collateralized LLP Shares held by LLI upon Closing	3	—	—	(9,765,972)	—	—	(9,765,972)	—	(9,765,972)
Listing expense	3	—	—	44,469,613	—	—	44,469,613	—	44,469,613
Share-based payments	16	—	—	1,695,541	—	—	1,695,541	—	1,695,541
Issuance of shares to service provider	16	90,000	9	1,141,191	—	—	1,141,200	—	1,141,200
Capital contributions		—	—	—	—	—	—	2,403,450	2,403,450
Distributions paid to non-controlling interests		—	—	—	—	—	—	(9,642,800)	(9,642,800)
BALANCE AS OF SEPTEMBER 30, 2024 (Unaudited)		31,799,747	$3,180	$217,926,222	$34,697,260	$(21,621,725)	$231,004,937	$35,363,893	$266,368,830

		Ordinary Shares
	Notes	Number of shares	Share capital	Additional paid-in Capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non—controlling interests	Total equity
BALANCE AS OF DECEMBER 31, 2022		168,142,740	$168,142,740	$—	$64,739,312	$(32,068,047)	$200,814,005	$33,252,465	$234,066,470
Profit for the period		—	—	—	4,959,776	—	4,959,776	4,201,655	9,161,431
Other comprehensive income (loss)		—	—	—	—	12,277,835	12,277,835	—	12,277,835
Total comprehensive income (loss) for the period		—	—	—	4,959,776	12,277,835	17,237,611	4,201,655	21,439,266
Capital contributions		—	—	—	—	—	—	2,500,000	2,500,000
Distributions paid to non-controlling interests		—	—	—	—	—	—	(4,522,937)	(4,522,937)
BALANCE AS OF SEPTEMBER 30, 2023 (Unaudited)		168,142,740	$168,142,740	$—	$69,699,088	$(19,790,212)	$218,051,616	$35,431,183	$253,482,799

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(in U.S. Dollars)

		For the nine months ended September 30 (Unaudited)
	Notes	2024	2023
Cash flows from operating activities:
Profit (loss) for the period		$(29,194,657)	$9,161,431
Adjustments:
Share-based payments	16	1,695,541	—
Depreciation and amortization		709,172	80,312
Expected credit loss adjustments	8	(17,248)	(27,070)
Net foreign currency gain		(4,904)	(254,266)
Amortization of right-of-use assets		50,640	43,771
Investment property valuation gain	9	(17,925,184)	(21,688,490)
Financing costs	11	17,168,235	23,283,779
Gain on sale of asset held for sale	9	—	(1,022,853)
Loss on disposition of property and equipment	6	—	83,389
Straight-line rent		(802,958)	269,786
Interest income	9	(582,100)	—
Interest income from affiliates	17	(302,808)	(474,338)
Income from lock-up release (net), classified as financing cash flow	6	(9,180,758)	—
Listing expense	3	44,469,613	—
Income tax expense	14	6,212,089	6,632,916
Working capital adjustments		6,446,434	1,664,717
Income tax paid		(4,365,522)	(3,144,709)
Net cash provided by operating activities		$14,375,585	$14,608,375

Cash flows from investing activities:
Capital expenditure on investment properties	9	$(14,088,932)	$(20,372,152)
Purchase of property and equipment		(52,891)	(106,306)
Proceeds from sale of investment properties	9	3,502,813	1,600,000
Repayments on loans from tenants	8	526,902	565,398
Restricted cash		(3,231,887)	1,949,761
Net cash used in investing activities		$(13,343,995)	$(16,363,299)

Cash flows from financing activities:
Long term debt borrowing	11	$13,091,001	$121,888,624
Long term debt repayment	11	(8,017,718)	(101,047,865)
Cash paid for raising debt	11	(59,975)	(425,820)
Debt extinguishment cost paid	11	—	(1,552,683)
Interest and commitment fee paid	11	(17,529,389)	(18,257,710)
Capital contributions from non-controlling partners		2,403,450	2,500,000
Distributions to non-controlling partners		(8,119,000)	(4,522,937)
Proceeds from Business Combination, net of transaction costs paid	3	4,437,309	—
Proceeds from lock-up release, net of transaction costs paid	6	9,180,758	—
Repayment of office lease liabilities		(47,155)	(32,632)
Net cash used in financing activities		$(4,660,719)	$(1,451,023)

Effects of exchange rate fluctuations on cash held		(218,765)	(124,121)
Net increase (decrease) in cash and cash equivalents		(3,847,894)	(3,330,068)
Cash and cash equivalents at the beginning of period		35,242,363	14,988,112
Cash and cash equivalents at the end of period		$31,394,469	$11,658,044

Supplemental disclosure of noncash investing and financing activities:
Forgiveness of loan receivable from Latam Logistics Investments, LLC (“LLI”)	3	$(9,765,972)	$—
Assumption of net liabilities from TWOA as a result of the Business Combination	3	$3,874,870	$—
Issuance of shares to service provider	3	$1,141,200	—
Noncash distributions to non-controlling partners		$(1,523,800)	—
New lease liabilities in exchange for lease right-of-use assets		$—	$2,507,992

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in U.S. Dollars)

1.	NATURE OF BUSINESS

Logistic Properties of the Americas (“LPA”) is a Cayman Islands exempted company formed on October 9, 2023. The registered office is located in Plaza Tempo, Edificio B Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.

Logistic Properties of the Americas, through its affiliates and subsidiaries (jointly referred to as the “Company”) is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central and South America.

On March 27, 2024, LPA consummated the previously announced business combination pursuant to the business combination agreement, dated as of August 15, 2023 (“Business Combination Agreement”), with two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (“Company Merger Sub”) (the “Business Combination”).

As a result of the Business Combination, TWOA and LLP became wholly-owned subsidiaries of LPA, and LPA ordinary shares (“Ordinary Shares”) were listed on the New York Stock Exchange (“NYSE”) under the symbol “LPA”. Refer to Note 3 for more details.

Since TWOA did not meet the definition of a business under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) 3, the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-Based Payment (IFRS 2), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. Under this method of accounting, TWOA was treated as the acquired company for financial reporting purposes and LLP was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of LLP issuing shares for the net assets of TWOA.

The unaudited condensed consolidated interim financial statements were prepared as a continuation of LLP and its subsidiaries as LLP is considered the accounting predecessor. Accordingly, all historical financial information presented in these condensed consolidated interim financial statements represents the accounts of LLP. The comparative financial information in relation to the shares and basic and diluted earnings (loss) per share attributable to equity holders of the Company, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination.

These unaudited condensed consolidated interim financial statements should be read in conjunction with LLP’s most recent audited consolidated financial statements and notes.

5

2.	MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of Accounting – The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the IASB.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except certain investment properties that are measured at fair value as of end of each reporting period, as explained in the accounting policies included in LLP’s most recent audited consolidated financial statements and notes. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These condensed consolidated interim financial statements follow the same significant accounting policies as those included in LLP’s most recent audited consolidated financial statements. Management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements.

b.	Going Concern – The accompanying unaudited condensed consolidated financial statements are prepared on a going concern basis in accordance with IAS 1, Presentation of Financial Statements (“IAS 1”), which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As described further in Note 11, the Company obtained a waiver relating to compliance with the debt service coverage ratio as required by its loan covenants with Bancolombia, S.A. (“Bancolombia”) for the assessment on June 30, 2024 and December 31, 2024. The next testing date for the covenants will occur on June 30, 2025, and the Company expects to be in compliance with the covenants on this date. The outstanding Bancolombia loan balance as of September 30, 2024 was $37.5 million, with $1.2 million classified within current liabilities on the condensed consolidated statement of financial position.

The Company’s lending agreements with Bancolombia are only collateralized by four Colombian investment properties, which were valued at $96.4 million and $90.3 million as of September 30, 2024 and December 31, 2023, respectively. No other guarantees have been provided by the Company’s other subsidiaries that would put the Company’s operations outside of Colombia at risk in event of foreclosure. While the $6.4 million in revenue generated by the Company’s Colombian operations for the nine months ended September 30, 2024 represents approximately 19.6% of the Company’s consolidated revenues for the period, the Company’s operations outside of Colombia are expected to be profitable and generate adequate liquidity to provide for continued operations. In the event that the Company is unable to obtain further debt waivers, restructure the debt, or otherwise repay the Bancolombia loan, there is a possibility Bancolombia may initiate proceedings to foreclose on its Colombian properties without further recourse. However, this would not create material uncertainty as to the Company’s ability to continue as a going concern in regards to its operations outside of Colombia. Additionally, with the consummation of the Company’s Business Combination with TWOA on March 27, 2024, the Company had gained access to additional capital which further supports the Company’s ability to finance ongoing operations. The Company believes that the capital raised coupled with the current cash projections created enough resources to prevent a foreclosure scenario. Refer to Note 3 for additional information on the Business Combination.

6

c.	Share-based Payment – Certain employees, board of directors of the Company, and parties other than employees receive remuneration in the form of share-based payments whereby they render services in exchange for equity instruments (equity-settled transactions).

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed ratably over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period) with a corresponding increase in equity. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will eventually vest. For awards with graded vesting, the fair value determined at the grant date is expensed on a tranche-by-tranche basis using the accelerated attribution method. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest pursuant to service and non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the condensed consolidated interim statement of profit or loss and other comprehensive income (loss) such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards. Market conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions, which are reflected in the fair value of an award.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably. The goods or services received are measured at the fair value of the equity instruments granted and are measured on the date the entity obtains the goods or the counterparty renders the service.

d.	Foreign Currency –

●	Functional and Presentation Currency - The consolidated financial statements are presented in U.S. dollars (USD), which is the functional currency of Logistic Properties of the Americas and its subsidiaries, except for the Colombian subsidiaries of Latam Logistic COL OpCo, S.A. and Latam Logistic COL PropCo Cota I, S.A.S, for which the functional currency is the Colombian Peso. As of September 30, 2024 and December 31, 2023, the sell-exchange rates for a USD to relevant currencies were the following:

	As of September 30,	As of December 31,
	2024	2023
Costa Rican Colones (“CRC”)	CRC 523	CRC 527
Peruvian Soles (“PEN”)	PEN 3.72	PEN 3.71
Colombian Pesos (“COP”)	COP 4,164	COP 3,822

7

The average sell-exchange rates for a USD to relevant currencies were the following for the three months ended September 30, 2024 and 2023:

	2024	2023
Costa Rican Colones (“CRC”)	CRC 526	CRC 543
Peruvian Soles (“PEN”)	PEN 3.76	PEN 3.68
Colombian Pesos (“COP”)	COP 4,094	COP 4,049

The average sell-exchange rates for a USD to relevant currencies were the following for the nine months ended September 30, 2024 and 2023:

	2024	2023
Costa Rican Colones (“CRC”)	CRC 520	CRC 552
Peruvian Soles (“PEN”)	PEN 3.76	PEN 3.73
Colombian Pesos (“COP”)	COP 3,979	COP 4,406

●	Foreign Currency Transactions - Transactions in foreign currencies are translated into the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

Foreign Operations - The assets and liabilities of foreign operations, for which the functional currency is other than the USD are translated into USD at exchange rates in effect at the date of the consolidated statement of financial position. The income and expenses of foreign operations are translated at exchange rates at the dates of the transactions. Components of equity are translated into USD at the historical exchange rates.

Foreign currency differences are recognized in other comprehensive income (OCI) and accumulated in a separate line item in the Company’s consolidated statements of changes in equity under “Foreign currency translation reserve”, except to the extent that the translation difference is allocated to non-controlling interests (NCI). When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the foreign currency translation reserve account related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes of part of its interest in a subsidiary but retains control, then, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Company disposes only part of an associate while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

8

e.	Basis of Consolidation - The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) at the end of each reporting period. Control is achieved when the Company:

●	Has the power over the investee;

●	Is exposed, or has rights, to variable returns from its involvement with the investee; and

●	Has the ability to use its power to affects its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the contractual rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

●	Exposure, or rights, to variable returns from its involvement with the investee

●	Any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made including the ability to use its power over the investee to affect the amount of the investor’s returns

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Profit or loss and each component of other comprehensive loss are attributed to owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated upon consolidation.

9

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value, as of the date control is lost, of any retained interest in the subsidiary and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive loss in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

10

The condensed consolidated financial statements include the financial information of Logistic Properties of the Americas (parent entity) and its subsidiaries:

		Ownership Interest		Non-controlling Interests
Entities	Country	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Latam Logistic Properties S.A.	Panamá	100%	N/A
two	Cayman Islands	100%	N/A
Latam Logistic Property Holdings, LLC	United States	100%	100%
LPA Corporate Services Inc.	United States	100%	N/A
Latam Logistic COL HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic CR HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco El Coyol II S de R.L.	Panamá	50%	50%	50%	50%
Latam Logistic Pan Holdco Cedis Rurales S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo San Joaquin I S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena I S de R.L. (1)	Panamá	47.6%	47.6%	52.4%	52.4%
Latam Logistic Pan Holdco Verbena II S, S.R.L. (2)	Panamá	47.6%	47.6%	52.4%	52.4%
Logistic Property Asset Management, S de R.L. (3)	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena Fase II, S de R.L. (4)	Panamá	100%	100%
Latam Logistic Pan Holdco Medellin I, S.R.L.	Panamá	100%	100%
LatAm Logistic Pan HoldCo Bodegas los Llanos, S.R.L.	Panamá	100%	100%
Latam Logistic PER OpCo, S.R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin I, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin II, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin III, S. de R.L.	Perú	100%	100%
Parque Logístico Callao, S.R.L.	Perú	40%	40%	60%	60%
Latam Logistic COL OpCo, S.A. (5)	Colombia	100%	100%
Latam Logistic COL PropCo Cota I, S.A.S.	Colombia	100%	100%
Latam Logistic CR OpCo, S.R.L.	Costa Rica	100%	100%
Latam Logistic CR PropCo Alajuela I, S.R.L.	Costa Rica	100%	100%
Latam Propco El Coyol Dos S de R.L.	Costa Rica	50%	50%	50%	50%
Latam Logistic Propco Bodegas San Joaquín S de R.L.	Costa Rica	100%	100%
Latam Logistic Propco Cedis Rurales Costa Rica S de R.L.	Costa Rica	100%	100%
3101784433, S.R.L.	Costa Rica	23.6%	23.6%	76.4%	76.4%
Latam Logistic PropCo Bodegas los Llanos S de R.L.	Costa Rica	100%	100%
Latam Logistic CR Zona Franca, S. de R.L.	Costa Rica	100%	100%
Latam Logistics SLV OpCo S.A. de C.V.	El Salvador	100%	100%

(1)	Formerly known as Latam Logistic Propco Pedregal Panamá S de R.L.
(2)	Formerly known as Latam Logistic Pan Holdco Pedregal Panamá S de R.L.
(3)	Formerly known as Latam Logistic Pan Holdco Santiago I, S de R.L.
(4)	Formerly known as Latam Logistic Pan Holdco Santo Domingo, S de R.L.
(5)	Formerly known as Latam Logistic COL OpCo, S.A.S.

f.	New and amended IFRS accounting standards that are effective for the current year

The condensed consolidated interim financial statements and notes are based on accounting policies consistent with those described in Note 2 to the LLP’s most recent audited consolidated financial statements and notes. All the new and amended IFRS accounting standards effective as of September 30, 2024 that are relevant to the Company have already been early adopted before January 1, 2024. See details below:

Amendments to IAS 1 - Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company has early adopted the amendment as of January 1, 2023 together with the 2022 Amendment mentioned below.

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Amendments to IAS 1 - Presentation of Financial Statements - Non-Current Liabilities with Covenants (“2022 Amendment”) - The amendments specify that only covenants that an entity is required to comply the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g., a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company early adopted the amendment as of January 1, 2023.

g.	New and amended IFRS Accounting Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new IFRS Accounting Standards that have been issued but are not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements – On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. The new accounting standard introduces significant changes to the structure of a group’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its consolidated financial statements.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - On May 30, 2024, IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.

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3.	REVERSE CAPITALIZATION

On August 15, 2023, the Company entered into a Business Combination Agreement with LLP, TWOA, SPAC Merger Sub, and Company Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub merged with and into TWOA, with TWOA continuing as the surviving company, and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Business Combination was no longer outstanding and was automatically canceled, in exchange for the right of the holder thereof to receive a substantially equivalent security of LPA; (b) Company Merger Sub merged with and into LLP, with LLP continuing as the surviving company, and, in connection therewith, the ordinary shares of LLP (“LLP Shares”) issued and outstanding immediately prior to the Business Combination were canceled in exchange for the right of the holders thereof to receive ordinary shares of LPA (“LPA Ordinary Shares”); and (c) as a result of the mergers, TWOA and LLP each became wholly-owned subsidiaries of LPA, and LPA Ordinary Shares were listed on the NYSE, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

On February 16, 2024, TWOA entered into a subscription agreement (the “Subscription Agreement”) with certain subscriber (“PIPE Investor”) to purchase 1,500,000 TWOA Class A ordinary shares at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in a private placement to be consummated simultaneously with the Closing.

The Business Combination was unanimously approved by the board of directors of TWOA and was approved at the Extraordinary General Meeting on March 25, 2024. TWOA’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, LLP and TWOA became wholly-owned direct subsidiaries of the Company. On March 28, 2024, the LPA Ordinary Shares commenced trading on the NYSE under the symbol “LPA”.

As a result of the Business Combination:

●	All outstanding TWOA Class A and Class B shares were canceled in exchange for 3,897,747 LPA Ordinary Shares, not including the shares held by the PIPE Investor;

●	1,500,000 Class A TWOA shares held by the PIPE Investor were converted to 1,500,000 LPA Ordinary Shares;

●	All outstanding LLP shares were cancelled in exchange for 26,312,000 LPA Ordinary Shares.

The Business Combination was consummated on March 27, 2024. Following the Business Combination, the ownership structure of LPA was as follows:

	Number of Ordinary Shares	% of Ownership
LPA Ordinary Shares issued to TWOA shareholders	3,897,747	12.3%
LPA Ordinary Shares converted from legacy LLP equity holders	26,312,000	83.0%
LPA Ordinary Shares issued to PIPE Investor	1,500,000	4.7%
Total	31,709,747	100.0%

13

The proceeds from the Business Combination (net of transaction costs paid) are summarized below for the nine months ended September 30, 2024:

Amount
Proceeds from PIPE Investor	$15,000,000
Proceeds from TWOA trust	1,121,150
Transaction costs paid in cash	(11,683,841)
Proceeds from Business Combination, net of transaction costs paid	$4,437,309

Non-cash transaction costs

On August 14, 2024, the Company issued 90,000 Ordinary Shares to a nonemployee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 16 for more details. Non-cash transaction costs of $241,200 and $1,141,200 were recognized as other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) for the three and nine months ended September 30, 2024.

Reverse capitalization

As discussed in Note 1, the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. The consolidated assets, liabilities and results of operations are those of LLP for all periods presented. As such, the basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

Share listing expenses under IFRS 2

As further discussed in Note 1, since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as an expense upon consummation of the Business Combination.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to TWOA as consideration over the fair value of TWOA’s identifiable net assets was recognized as listing expense in the amount of $0 and $44,469,613 in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) for the three and nine months ended September 30, 2024, respectively. The fair value of the equity interests was measured at the closing market price of TWOA’s publicly traded shares on March 26, 2024, which was $10.70 per share. See below for details.

Fair value of TWOA public shares (103,813 shares at $10.70) (A)	$1,110,799
Fair value of TWOA sponsor shares (3,793,934 shares at $10.70) (B)	40,595,094
I: Total deemed fair value of consideration issued to TWOA shareholders: (A+B)	41,705,893

Cash and cash equivalents	1,121,150
Accounts payable	(3,884,870)
II: Net liabilities of TWOA	(2,763,720)

Total share listing expense (I-II)	$44,469,613

14

Other transaction-related costs in connection with the Business Combination

For the three and nine months ended September 30, 2024, the Company incurred transaction-related costs in connection with the Business Combination of $909,006 and $7,088,185, respectively (excluding the share listing expenses under IFRS 2 discussed above). For the three and nine months ended September 30, 2023, the Company incurred transaction-related costs in connection with the Business Combination of $3,340,181 and $3,395,255, respectively. These transaction-related costs were recorded in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), primarily consisting of professional service fees such as legal and accounting services pertinent to the Business Combination. Through September 30, 2024, cumulative transaction-related costs of $17,092,020 were incurred by the Company and TWOA (prior to the Closing) in connection with the Business Combination, of which $1,753,338 has not yet been paid as of September 30, 2024. As of September 30, 2024, $687,901 of the amount not yet paid was recorded within accounts payable and accrued expenses and $1,065,437 was recorded within other non-current liabilities in the condensed consolidated interim statements of financial position. For the nine months ended September 30, 2024, the Company had paid $11,683,841 in cash for transaction-related costs in connection with the Business Combination of which $4,858,225 was paid with transaction proceeds.

Cash bonus to management

In connection with the Business Combination, certain executives were granted a one-time cash bonus totaling $285,000 at Closing, recorded in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). As of September 30, 2024, all of the bonus was paid. See Note 17 for more details.

Restricted Stock Units (RSUs)

In connection with the Business Combination, certain executives and board of director members were granted service-based and performance-based RSUs. For the three and nine months ended September 30, 2024, the Company incurred share-based payment expenses of $555,323 and $1,695,541, respectively. See Note 16 for more details.

Loan receivable from Latam Logistics Investments, LLC (“LLI”)

As of January 1, 2024, LLP’s loans to LLI, which held a minority equity interest of LLP before Closing, were in default status due to non-payment following the maturity date of December 31, 2023. LLP subsequently provided notice of the default to LLI.

On March 12, 2024, LLI entered into an assignment agreement (“Assignment Agreement”) with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive the LPA Ordinary Shares upon the closing of the Business Combination. As part of the Assignment Agreement, LLP agreed to waive its right to receive the corresponding LPA Ordinary Shares. Upon Closing, the loan receivable from LLI of $9,765,972 was considered settled through the foreclosure of the collateralized LLP Shares held by LLI.

4.	REVENUE

The Company’s revenue was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Non-lease components of rental arrangements	$1,195,221	$1,094,546	$3,525,016	$3,140,319
Other	98,856	38,896	195,911	74,916
Revenue from contracts with customers (IFRS 15)	1,294,077	1,133,442	3,720,927	3,215,235
Rental income	9,978,553	9,080,747	29,022,101	24,652,708
Total revenue	$11,272,630	$10,214,189	$32,743,028	$27,867,943

Note 7 contains further information of the Company’s revenue based on segment and geography.

15

The Company, through its subsidiaries, had entered into various operating leases agreements with customers for the rental of its investment properties. Most of the Company’s lease agreements associated with the investment properties contain an initial lease term from 5 to 10 years and generally include renewal options for one or more additional terms of varying lengths. The Company’s weighted average lease term remaining on leases in the operating properties and properties under development, based on the square footage of the leases in effect as of September 30, 2024 and 2023 was 5.0 years and 5.5 years, respectively.

These leases were based on a minimum rental payment in USD for properties located in Costa Rica and Peru, and COP for properties in Colombia, plus maintenance fees and recoverable expenses, and guarantee deposits associated with the agreements, which are commonly used for covering any repair, improvement tasks or as a final payment when the lease agreement ends.

5.	INVESTMENT PROPERTY OPERATING EXPENSES

Rental property operating expenses were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Repair and maintenance	$757,710	$618,276	$2,204,173	$1,833,513
Utilities	162,852	101,602	444,255	317,842
Insurance	120,156	96,030	342,631	269,168
Property management	83,332	53,924	217,399	167,724
Real estate taxes	180,695	233,394	571,529	662,744
Expected credit loss adjustments	(41,329)	140,139	(17,248)	(27,070)
Other property related expenses	353,503	265,679	1,094,070	808,217
Total	$1,616,919	$1,509,044	$4,856,809	$4,032,138

6.	OTHER INCOME AND OTHER EXPENSES

Other income was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest income	$571,039	$31,703	$1,251,485	$125,076
Income in connection to the LR Agreements (defined below)	533,286	—	10,378,180	—
Other	485	—	623,404	6,137
Total	$1,104,810	$31,703	$12,253,069	$131,213

Other expenses were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Transaction-related costs in connection with the Business Combination	$909,006	$3,340,181	$7,088,185	$3,395,255
Fees in connection to the LR Agreements (defined below)	48,500	—	1,197,422	—
Other	280,566	5,115	297,282	88,463
Total	$1,238,072	$3,345,296	$8,582,889	$3,483,718

Transaction-related costs in connection with the Business Combination primarily consisted of professional service fees including legal and accounting services pertinent to the Business Combination. See Note 3 for more details relating to transaction-related costs.

16

On June 5, 2024, and June 6, 2024, the Company, certain Investors (the “Investors”) and certain Shareholders (the “Shareholders” and together with the Investors, the “Released Parties”) entered into a non-affiliate lock-up release agreement (as amended, each an “LR Agreement” and collectively, the “LR Agreements”), pursuant to which the Company and each Released Party agreed to waive certain lock-up restrictions provided for in (i) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and by a joinder agreement, the Investors or (ii) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and the Shareholders, as amended on August 15, 2023 and March 27, 2024, as applicable (the “Lock-up Release”, and the shares released pursuant to such Lock-up Release, the “Released Shares”). In exchange, each Released Party agreed to pay a cash fee to the Company equal to a certain percentage of the sale price received for each Released Share sold by such Released Party until September 27, 2025.

As of September 30, 2024, the total number of Released Shares was 947,885 of which 689,589 shares were sold by the Released Parties. For the three months and nine months ended September 30, 2024, the Company recorded receipt of $533,286 and $10,378,180 in cash related to the sale of the Released Shares with an offsetting amount recorded in other income in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). In connection with the sale of the Released Shares, the Company incurred transaction costs of $48,500 and $1,197,422 for the three months and nine months ended September 30, 2024, which were recorded in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

7.	SEGMENT REPORTING

The Company has three operating segments, based on geographic regions consisting of Colombia, Peru, and Costa Rica. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM receives information and evaluates the business from a geographic perspective and reviews the Company’s internal reporting by geography in order to assess performance and allocate resources. As a result, the Company has determined the business operates in three distinct operating segments based on geography.

The three geographic segments, Colombia, Peru, and Costa Rica primarily derive revenue from various operating lease agreements with customers for the rental of warehouses. Each of these locations and corresponding operations are presented and managed and separately. The operating segments are each reportable segments, and aggregation of segments is not applied. Unallocated revenue consists of other revenue streams earned by operating subsidiaries that are not allocated to segments for CODM’s review. Unallocated expenses consist of certain corporate general and administrative expenses and financing costs for the bridge loan held by the parent entity that are not allocated to segments for CODM’s review.

There was no inter-segment revenue for the three and nine months ended September 30, 2024 and 2023.

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts.

The Company evaluates the performance of its reportable segments based on net operating income. Segment net operating income consists of segment investment property rental revenue less segment investment property operating expense.

17

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts for the three months ended September 30, 2024, and 2023.

	Three months ended September 30,
	2024	2023
Revenue:
Colombia	$2,068,024	$2,226,178
Peru	2,983,454	2,360,078
Costa Rica	6,122,296	5,589,037
Unallocated revenue	98,856	38,896
Total	$11,272,630	$10,214,189

Investment property operating expense:
Colombia	$(309,608)	$(261,035)
Peru	(566,225)	(422,608)
Costa Rica	(741,086)	(825,401)
Total	$(1,616,919)	$(1,509,044)

Net operating income
Colombia	$1,758,416	$1,965,143
Peru	2,417,229	1,937,470
Costa Rica	5,381,210	4,763,636
Total	$9,556,855	$8,666,249

General and administrative:
Colombia	$(365,944)	$(265,094)
Peru	(293,495)	(306,774)
Costa Rica	(1,381,156)	(525,885)
Corporate	(2,710,289)	(1,422,083)
Total	$(4,750,884)	$(2,519,836)

Financing costs
Colombia	$(1,616,945)	$(2,156,213)
Peru	(1,270,415)	(954,483)
Costa Rica	(2,907,269)	(2,529,762)
Corporate	(2,250)	(6,403)
Total	$(5,796,879)	$(5,646,861)

The following table reconciles segment net operating income to profit before taxes for the three months ended September 30, 2024 and 2023:

	Three months ended September 30,
	2024	2023
Net operating income	$9,556,855	$8,666,249
Unallocated revenue	98,856	38,896
General and administrative	(4,750,884)	(2,519,836)
Investment property valuation gain	8,175,196	9,826,109
Interest income from affiliates	—	159,850
Financing costs	(5,796,879)	(5,646,861)
Net foreign currency gain	49,158	13,595
Other income	1,104,810	31,703
Other expenses	(1,238,072)	(3,345,296)
Profit (loss) before taxes	$7,199,040	$7,224,409

18

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts for the nine months ended September 30, 2024, and 2023.

	Nine months ended September 30,
	2024	2023
Revenue:
Colombia	$6,426,573	$6,007,582
Peru	8,349,511	7,049,033
Costa Rica	17,771,033	14,736,412
Unallocated revenue	195,911	74,916
Total	$32,743,028	$27,867,943

Investment property operating expense:
Colombia	$(843,373)	$(730,411)
Peru	(1,563,991)	(1,245,407)
Costa Rica	(2,449,445)	(2,056,320)
Total	$(4,856,809)	$(4,032,138)

Net operating income
Colombia	$5,583,200	$5,277,171
Peru	6,785,520	5,803,626
Costa Rica	15,321,588	12,680,092
Total	$27,690,308	$23,760,889

General and administrative:
Colombia	$(919,430)	$(728,132)
Peru	(933,515)	(923,880)
Costa Rica	(2,858,002)	(1,606,595)
Corporate	(6,290,717)	(1,575,615)
Total	$(11,001,664)	$(4,834,222)

Financing costs
Colombia	$(5,135,775)	$(6,184,431)
Peru	(3,694,464)	(2,728,579)
Costa Rica	(8,335,746)	(14,317,089)
Corporate	(2,250)	(53,680)
Total	$(17,168,235)	$(23,283,779)

The following table reconciles segment net operating income to profit before taxes for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30,
	2024	2023
Net operating income	$27,690,308	$23,760,889
Unallocated revenue	195,911	74,916
General and administrative	(11,001,664)	(4,834,222)
Listing expense	(44,469,613)	—
Investment property valuation gain	17,925,184	21,688,490
Interest income from affiliates	302,808	474,338
Financing costs	(17,168,235)	(23,283,779)
Net foreign currency (loss) gain	(127,447)	243,367
Gain on sale of asset held for sale	—	1,022,853
Other income	12,253,069	131,213
Other expenses	(8,582,889)	(3,483,718)
Profit (loss) before taxes	$(22,982,568)	$15,794,347

19

Segment Assets and Liabilities

For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors select assets and liabilities attributable to each segment. The following table summarizes the Company’s total assets and liabilities by reportable operating segment as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Segment investment properties
Colombia	$139,910,571	$131,057,446
Peru	137,781,614	127,350,614
Costa Rica	257,881,087	255,764,221
Total	$535,573,272	$514,172,281

Reconciling items:
Cash and cash equivalents	31,394,469	35,242,363
Due from affiliates	—	9,463,164
Lease and other receivables, net	2,623,141	3,557,988
Receivables from the sale of investment properties - short term	4,781,622	4,072,391
Receivables from the sale of investment properties - long term	—	4,147,507
Prepaid construction costs	256,954	1,123,590
Prepaid income taxes	1,340,637	651,925
Other current assets	2,969,336	2,791,593
Tenant notes receivables - long term, net	5,350,618	6,002,315
Restricted cash equivalent	5,912,997	2,681,110
Property and equipment, net	323,609	354,437
Deferred tax asset	1,154,342	1,345,859
Other non-current assets	4,703,828	5,218,787
Total assets	$596,384,825	$590,825,310

Segment debt
Colombia	$41,891,936	$47,654,090
Peru	57,153,781	61,260,237
Costa Rica	171,987,692	160,939,908
Total	$271,033,409	$269,854,235

Reconciling items:
Accounts payable and accrued expenses	6,846,733	13,127,502
Income tax payable	2,909,132	2,024,865
Retainage payable	1,540,803	1,737,805
Security deposits - current portion	537,850	—
Other current liabilities	2,283,282	959,539
Deferred tax liability	38,905,814	37,451,338
Security deposits	2,011,631	1,790,554
Other non-current liabilities	3,947,341	2,936,555
Total liabilities	$330,015,995	$329,882,393

Geographic Area Information

	September 30, 2024	December 31, 2023
Long-lived assets
Colombia	$139,937,427	$131,147,272
Peru	137,844,531	127,416,698
Costa Rica	258,079,868	256,000,132
Total	$535,861,826	$514,564,102

20

8.	LEASE AND OTHER RECEIVABLES, NET

As of September 30, 2024 and December 31, 2023, lease and other receivables, net were as follows:

	September 30, 2024	December 31, 2023

Lease receivables, net	$1,612,768	$2,703,760
Tenant notes receivables - short term, net	902,148	804,749
Others	108,225	49,479
Sub-total	2,623,141	3,557,988
Tenant notes receivable - long term, net	5,350,618	6,002,315
Lease and other receivables, net	$7,973,759	$9,560,303

The expected credit loss allowance provision for lease receivables and tenant notes receivables as of September 30, 2024 and September 30, 2023 reconciled to the opening loss allowance for that provision as follows:

	September 30, 2024			September 30, 2023
	Lease Receivables	Tenants Notes Receivables	Total	Lease Receivables	Tenants Notes Receivables	Total

Beginning balance	$831,805	$114,201	$946,006	$2,646,337	$126,640	$2,772,977
Adjustments in expected credit loss allowance recognized in profit or loss during the period	(7,948)	(9,300)	(17,248)	(137,569)	110,499	(27,070)
Receivables written-off during the period as uncollectible	—	—	—	(1,732,873)	(5,733)	(1,738,606)
Ending balance	$823,857	$104,901	$928,758	$775,895	$231,406	$1,007,301

9.	INVESTMENT PROPERTIES

As of September 30, 2024, the Company obtained valuation reports from an independent appraiser in order to determine the fair value of its investment properties. Gains and losses arising from changes in the fair values are included in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) in the period in which they arise.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

●	Level 2 - Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 - Inputs are unobservable inputs for the asset or liability, among others, statistics information, and own Company’s information, in some instances based on the information provided by some independent experts.

As of September 30, 2024 and December 31, 2023, all owned investment properties are guaranteeing the Company’s debt.

21

As of September 30, 2024 and December 31, 2023, investment properties were as follows:

	Fair Market Value (“FMV”) as of	FMV as of
	September 30,	December 31,
	2024	2023

Land bank:
Land bank under right-of-use
Peru	$2,021,123	$619,976
Sub-total	2,021,123	619,976
Owned land bank
Colombia	25,126,975	24,100,446
Sub-total	25,126,975	24,100,446
Total Land Bank	$27,148,098	$24,720,422
Properties under development:
Properties under right-of-use
Peru	$13,246,000	$12,260,000
Sub-total	13,246,000	12,260,000
Owned properties
Peru	—	22,230,781
Costa Rica	—	10,891,000
Sub-total	—	33,121,781
Total properties under development	$13,246,000	$45,381,781
Operating Properties
Owned properties
Colombia	$114,783,596	$106,957,000
Peru	122,514,490	92,239,857
Costa Rica	257,881,088	244,873,221
Sub-total	495,179,174	444,070,078
Total operating properties	495,179,174	444,070,078
Total operating properties and properties under development	508,425,174	489,451,859
Total	$535,573,272	$514,172,281

Disclosed below is the valuation technique used to measure the fair value of investment properties, along with the significant unobservable inputs used.

Valuation Techniques - This fair value measurement is considered Level 3 of the fair value hierarchy, except where otherwise noted below.

-	Operating Properties - The valuation model considers a combination of the present value of net cash flows to be generated by the property, the direct capitalization of the net operating income, and the replacement cost to construct a similar property.

i.	The present value of net cash flows generated by the property takes into account the expected rental growth rate, vacancy periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants. The expected net cash flows are discounted using risk adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit quality and lease terms.

ii.	The direct capitalization method. This method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments. involves capitalizing the property net operating income at a market capitalization rate. The net operating income is determined by using the property Effective Gross Income (EGI) net of operating expenses. The EGI is determined by the property’s Potential Gross Income (PGI) through analysis of the property actual historic income and an analysis of competitive current market income rates and deducting the PGI with an estimate for vacancy and collection.

iii.	The cost approach. The cost approach involves the estimation of the replacement cost of the building and site improvements that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process.

22

-	Properties Under Development - The valuation model considers the present value of net cash flows, direct capitalization, and the cost approaches adjusted by the net present value of the cost to complete and vacancy in the properties under construction.

-	Land Bank - The valuation model used for the land portfolio is a combination of sales comparison approach (or market approach), cost approach, residual land value approach and the discounted cash flow method. For undeveloped land, the market approach is used. For land that is under development, the market approach is used in conjunction with the cost approach and residual land value approach, and the discounted cash flow approach, to determine the fair value of the finished lots.

i.	The sales comparison approach. This approach compares sales or listing of similar properties with the subject property using the price per square feet (Level 2 input). This approach is given supporting weight in this analysis because of the well-supported range of value within this approach and the likelihood that the subject could be purchased by an owner-user.

ii.	The cost approach. This approach is based on the principle of substitution that a prudent and rational person would pay no more than the cost to construct a similar property. This approach generally considers estimated replacement cost of the land and the site improvements (e.g., infrastructure) and estimated depreciation accrued to the improvements (Level 2 input).

iii.	The residual land value approach. This approach involves residual amount after deducting all known or anticipated costs required to complete the development from the anticipated value of the project when completed after consideration of the risks associated with the completion of the project (Level 2 input).

Significant Inputs as of September 30, 2024 and December 31, 2023 —

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value	Relationship of unobservable inputs to fair value
Operating Properties	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 8.0% 2023: 7.9%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.7% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2024: 98.1% 2023: 98.2%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2024: 98.1% 2023: 98.2%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: 7.9% 2023: 7.9%	The higher the stabilized capitalization rate, the lower the fair value
Properties Under Development	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: N/A 2023: 8.1%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.5% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2024: 96.0% 2023: 97.7%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2024: N/A 2023: 97.7%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: N/A 2023: 8.0%	The higher the stabilized capitalization rate, the lower the fair value
Land Bank	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 8.0% 2023: 7.8%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 16.5% 2023: 11.8%	The higher the risk adjusted discount rate, the lower the fair value.

23

The reconciliations of investment properties for the nine months ended September 30, 2024 and 2023, were as follows:

	September 30, 2024	September 30, 2023

Beginning balance	$514,172,281	$449,036,633
Additions	14,698,575	19,271,252
Transfer to asset held for sale	—	(17,801,991)
Gain on valuation of investment properties	17,925,184	21,688,490
Foreign currency translation effect	(11,222,768)	22,723,004
Ending balance	$535,573,272	$494,917,388

Investment Properties Dispositions —

Sale of Latam Parque Logistico Calle 80 Building 500A

On November 24, 2023, the Company closed the sale of its investment property, Latam Parque Logistico Calle 80 Building 500A (with a carrying value of USD 17,634,208 as of closing), to a third party for consideration of COP 79,850,000,000 (equivalent of USD 19,512,112 as of closing). Of the total consideration, COP 33,829,392,065 (equivalent of USD 8,266,536 as of closing) was transferred directly to ITAU to settle the liabilities directly associated with the investment property. The remaining consideration is expected to be received within fifteen months after closing, through six installment payments. The Company had received the first upfront installment payment of COP 11,505,151,984 (equivalent of USD 2,778,063 as of the payment date) in October 2023. As of closing, the total future installments were discounted by an implicit rate estimated based on certain Level 2 inputs discussed above. The discount on total installments would be subsequently accreted back over the time over the remaining payment term.

During the three and nine months ended September 30, 2024, the Company recognized interest income of $157,945 and $582,100, respectively, included in other income in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). The Company received the second, third, and fourth installment payment for total of COP 13,806,182,379 (equivalent of USD 3,502,813 as of the payment dates) in February 2024, May 2024, and August 2024, respectively. The Company expects to receive the remaining installment payments in 2024 and 2025. The carrying amount of the receivables from the sale of investment properties was $4,781,622 and $8,219,898 as of September 30, 2024 and December 31, 2023, respectively.

In accordance with the purchase and sale agreement, as of September 30, 2024, the deferred cash payments will be paid to the Company in the upcoming two installments based on the following schedule:

Consideration
Installment Payment due in November 2024	$1,105,146
Installment Payment due in February 2025	3,868,012
Discount on future payments	(191,536)
Receivables from the sale of investment properties - short term	$4,781,622

24

Sale of certain land lot in Latam Logistic Park San José – Verbena

During the year ended December 31, 2021, the Company engaged in an active sale negotiation for the sale of certain land lot with a third-party buyer. The land lot held for sale is part of a land lot that is owned by LatAm Parque Logistico San José - Verbena partnership, within the Costa Rica segment.

On May 21, 2021, the Company signed on behalf of LatAm Parque Logistico San José - Verbena partnership, the purchase and sale agreement for the sale of the fully serviced land parcel for $4,000,000. In accordance with the purchase and sale agreement, the sale will be paid in three installments based on the following schedule:

	Amount

1st Installment Payment	$1,200,000	Upon the signing of the Purchase and Sale Agreement.
2nd Installment Payment	1,200,000	Upon conclusion of land infrastructure work.
3rd Installment Payment	1,600,000	Upon title transfer of the property to the buyer.
	$4,000,000

On May 24, 2021, the Company, through LatAm Parque Logistico San José - Verbena partnership, received the first installment payment of $1,200,000 from the buyer. The Company received the second installment of $1,200,000 on January 27, 2022 upon the conclusion of the land infrastructure work. The sale was closed on April 23, 2023 upon the transfer of the property title and the receipt of the third installment payment of $1,600,000. The Company recognized a gain on sale of asset held for sale of $0 and $1,022,853 during the three and nine months ended September 30, 2023, respectively.

10.	OTHER CURRENT ASSETS AND LIABILITIES

The detail of other current assets as of the September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
Value added tax receivable	$1,587,285	$2,207,983
Prepaid insurance	803,556	181,528
Other	578,495	402,082
Total	$2,969,336	$2,791,593

The detail of other current liabilities as of the September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
Distributions payable to non-controlling interests	$1,523,800	$—
Lease liabilities	421,810	238,849
Deferred revenue	337,672	299,729
Other	—	420,961
Total	$2,283,282	$959,539

25

11.	LONG TERM DEBT

As of September 30, 2024 and December 31, 2023, the debt of the Company was as follows (all loans are USD denominated, except loans in Colombia are COP denominated):

Financial Institution	Type	Expiration	Annual Interest Rate	Restricted Cash at September 30, 2024	Restricted Cash at December 31, 2023	Remaining Borrowing Capacity at September 30, 2024	Amount Outstanding at September 30, 2024	Amount Outstanding at December 31, 2023
Costa Rica (USD denominated)
BAC Credomatic, S.A.	Mortgage Loan	Refinanced	3Mo SOFR + 378 bps, no min. rate (except for the fixed rate of 8.1% from March 2023 to March 2024)	—	—	—	—	$46,908,999
BAC Credomatic, S.A.	Mortgage Loan	April 2039	3Mo SOFR + 200 bps, no min. rate	1,450,000	—	—	59,607,913	—
Banco Davivienda Costa Rica, S.A.	Mortgage Loan	Nov 2038	Year 1: 7.0% Year 2: 7.3% Thereafter: 3Mo SOFR + 240 bps	72,361	—	—	7,744,012	7,974,306
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	—	—	—	64,816,917	65,727,171
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	480,000	480,000	—	18,031,741	18,285,023
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 5.9% Year 2: 6.2% Thereafter: 3Mo SOFR+140 bps	—	—	—	14,954,165	15,164,206
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	Year 1: 6.4% Year 2: 7.3% Thereafter: 3Mo SOFR + 280 bps	140,485	140,485	—	6,832,945	6,918,421
Total Costa Rica Loans				$2,142,846	$620,485	—	$171,987,693	$160,978,126

Peru (USD denominated)
BBVA Peru Tranche 1	Mortgage Loan	December 2033	8.50%	1,614,671	—	—	47,048,939	48,670,000
BBVA Peru Tranche 2	Mortgage Loan	December 2033	8.40%	371,728	—	—	10,766,373	11,330,000
BBVA Peru	Mortgage Loan	July 2024	8.35%	—	2,000,000	—	—	2,000,000

Total Peru Loans				$1,986,399	$2,000,000	—	$57,815,312	$62,000,000
Colombia (COP denominated)
Bancolombia, S.A.	Mortgage Loan	January 2036	IBR +327 bps no min. rate	951,098	—	—	20,703,162	23,087,020
Bancolombia, S.A.	Mortgage Loan	April 2036	IBR +365 bps no min. rate	772,029	—	—	16,805,258	18,738,132
BTG	Secured Bridge Loan	November 2025	IBR +695 bps no min. rate	—	—	—	5,169,048	6,540,992

Total Colombia Loans				1,723,127	—	—	$42,677,468	$48,366,144
Total				$5,852,372	$2,620,485	—	$272,480,473	$271,344,270

Accrued financing costs							707,444	752,874
Debt issuance costs, net							(2,154,508)	(2,242,909)

Total Debt							$271,033,409	$269,854,235
Less: Current portion of long-term debt							(10,514,211)	(16,703,098)
Total Long-term debt							$260,519,198	$253,151,137

26

Debt Agreements

IFC

The IFC secured credit facility includes full development of Latam Logistic Lima Sur through a two-tranche facility. Latam Logistic Lima Sur is a total of six buildings development divided in two phases. The loan has an aggregate borrowing capacity of $53,000,000 and is divided in two tranches corresponding to each development phase.

●	Tranche 1 – The loan is for the financing of the development of phase 1. The loan has a total borrowing capacity of $27,100,000 and is interest only until January 15, 2020, with a balloon payment of $6,865,611 at expiration on July 15, 2028. As of December 31, 2022, the Company had disbursed all of the tranche.
●	Tranche 2 – The loan is for the financing of the development of phase 2. The loan has a total borrowing capacity of $25,900,000 and is interest only until January 15, 2022, with a balloon payment of $6,475,000 at expiration on July 15, 2030. As of December 31, 2022, the Company had disbursed $15,607,323.

The loan bears a commitment fee over unborrowed amounts until January 15, 2022, as follows:

-	June 16, 2019 – December 31, 2019 – 0.50% over unborrowed amount.
-	January 1, 2020 – June 30, 2021 – 1.00% over unborrowed amount.
-	July 1, 2021 – January 15, 2022 – 1.50% over unborrowed amount.

On March 14, 2022, the Company negotiated a new interest rate on the IFC Tranche 1, reducing the spread by 100 basis points, to 425 basis points, effective July 15, 2022. All the other terms and conditions of the loan with IFC remained the same. A gain of $351,503 was recognized as financing costs in the first quarter of 2022 as part of modification of this debt facility.

On October 26, 2023, the Company drew on its debt facilities with IFC for a total of $10,292,677 to finance the construction of the Lurin I project in Peru. The related interest expense directly attributable to the construction is capitalized.

On December 15, 2023, the Company refinanced the debt outstanding with IFC Tranche 1 and Tranche 2 for a total amount of $46,973,443 with a mortgage loan denominated in USD with Banco Bilbao Vizcalla (“BBVA”) for an aggregate amount of $60,000,000. An extinguishment loss of $1,651,793 was recognized as financing costs during the fourth quarter of 2023 as part of the extinguishment of this debt facility.

ITAU

On January 6, 2021, the Company entered into a COP denominated secured construction loan facility with ITAU for a total borrowing capacity of COP$35,000 million ($10.1 million as of closing). Proceeds were used for the financing of the construction of building 500 in Latam Logistic Park Calle 80 in Bogota, Colombia. The loan matures on July 6, 2033. The loan bears an annual interest rate of IBR (a short-term interest rate for the Colombian Peso determined by the board of directors of Colombia’s Central Bank) plus 447 basis points and has an annual commitment fee of 0.50% of the undrawn amount of the credit line. The loan was interest only until April 20, 2022, and was fully drawn in October 2021. The debt facility with ITAU was paid in full through a sale of the mortgaged property to a third-party buyer. The buyer provided an advance of the payment directly to ITAU on August 31, 2023, in order to settle the outstanding debt. An extinguishment loss of $118,073 was recognized as financing costs during the third quarter of 2023 as part of the extinguishment of this debt facility.

27

Bancolombia

On January 22, 2021, the Company entered into a COP denominated financing agreement of COP44,500 million ($12.8 million as of the transaction date) with Bancolombia, S.A. for the financing of the construction of building 300 in Latam Logistic Park Calle 80 in Bogota, Colombia. As of December 31, 2021, the financing was fully disbursed. This financing agreement was further increased by COP$30,000 million ($7.0 million of extension). The financing bears an interest rate of IBR plus 365 basis points, commitment fees of 0.1% per month of the undrawn amount of the loan and has a 15-year term with a balloon payment of 40% at expiration (COP$29,901 million, or $6.9 million as of extension). The Company began to make principal payments in November 2021. On January 19, 2022, the Company increased by COP$34,000 million ($8.4 million per the transaction date exchange rate, same applies to hereafter) its existing financing facilities denominated in COP with Bancolombia from COP$57,810 million ($14.3 million) to COP$91,810 million ($22.7 million). The financing has a fourteen-year term with a balloon of COP$42,866 million ($11.4 million) at expiration. The interest accrues at Colombian IBR plus 327 basis points.

On September 22, 2023, the Company negotiated a deferral of principal with Bancolombia, deferring all principal payments for seven months, beginning on October 1, 2023. All the other terms and conditions of the loan with Bancolombia remained the same. A modification gain of $70,058 was recognized as financing costs during the third quarter of 2023 as part of the modification of this debt facility.

BAC Credomatic

In March 2021, the Company entered into two U.S. dollar denominated mortgage loan facilities with BAC Credomatic, S.A. for an aggregate amount of $10.0 million for the financing of the acquisition of two operating properties in San José, Costa Rica. The loans have a fifteen-year term and bear an annual interest rate of three-month LIBOR plus 423 basis point with a minimum interest rate of 5.0%. This loan was refinanced to Banco Nacional de Costa Rica on April 28, 2023.

On July 7, 2021, the Company entered into a U.S. dollar denominated mortgage loan facility of up to $45.5 million with Banco BAC San José, S.A. (“BAC”) on behalf of Latam Parque Logístico San José - Verbena partnership. Proceeds will be used to finance the construction of Latam Parque Logístico San José - Verbena, a five-building class-A master-planned logistic park totaling 829,898 square feet of net rentable area, in the Alajuelita submarket in San José, Costa Rica. The loan can be drawn in multiple disbursements up to approximately 60% of the total investment of the project. The mortgage loan has a term of 10 years with a 15-year amortization profile. The stated interest rate is the three-month LIBOR plus 423 basis points. In October 2022, the stated interest rate on the debt facility changed to the three-month SOFR plus 378 basis points. The debt facility has an amortization grace period of 30 months and does not accrue any commitment fees.

On February 16, 2022, the Company repaid one of the loans with BAC Credomatic due to the sale of the underlying property. The loan outstanding balance at the time of the sale was $2,868,155 and an extinguishment loss of $586 was recognized as financing costs during the first quarter of 2022 as part of the extinguishment of this debt facility. On March 1, 2023, the Company negotiated a reduced interest rate with BAC Credomatic, S.A. reducing the interest rate from 3-month SOFR plus 378 basis points to 8.12% for six months. All the other terms and conditions of the loan with BAC remained the same. A gain of $121,038 was recognized as financing costs during the first quarter of 2023 as part of the modification of this debt facility. On October 5, 2023, the Company negotiated to keep the reduced interest rate of 8.12% for six more months. All the other terms and conditions of the loan with BAC remained the same. A modification loss of $47,466 was recognized as financing costs in the third quarter of 2023 as part of the modification of this debt facility.

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As of December 31, 2022, the Company had borrowed $1.0 million of a U.S. dollar denominated mortgage loan facility of up to $1.0 million with Banco BAC San José, S.A. for the financing of the renovations in Latam Bodegas San Joaquin. The loan would have matured on June 24, 2032. The loan had an annual interest rate set at the U.S. Prime Rate plus 110 basis points with no minimum interest rate. This loan was refinanced with Banco Nacional de Costa Rica on April 28, 2023.

On April 30, 2024, the Company refinanced its secured loans of $46.6 million with BAC with a new secured facility of $60.0 million with the same lender. The new secured loan has a term of 15 years, scheduled to mature in May 2039. The interest rate for the new loan is structured to be 2% above SOFR, which, as of the issuance date of the loan, equates to an effective annual rate of 7.33%. This rate is subject to quarterly review and subsequent adjustment based on the prevailing SOFR and the rate shall not fall below a floor of 5.50% per annum. An extinguishment loss of $38,219 was recognized as financing costs in the second quarter of 2024 as part of the refinancing of the debt facility.

Banco Promerica

On August 16, 2021, the Company entered into a U.S. dollar denominated mortgage loan of $7.0 million with Banco Promerica de Costa Rica, S.A. for the purchase of a 118,403 square feet logistic facility located in the Coyol submarket in San José, Costa Rica. The loan has a fifteen-year term. The stated interest rate is the U.S. Prime Rate plus 475 basis points. This loan was refinanced to Banco Nacional de Costa Rica on April 28, 2023.

Banco Davivienda

On January 6, 2022, the Company negotiated a new interest rate on the Davivienda de Cosa Rica loans 3-month LIBOR plus 475 basis points and eliminated the interest rate floor, all the other terms and conditions of the loans with Davivienda de Costa Rica remained the same. A modification gain of $4,077,399 was recognized as financing costs during the first quarter of 2022 as part of the modification of this debt facility.

Banco Nacional

On April 28, 2023, the Company refinanced all outstanding loans with Banco Davivienda de Costa Rica, Banco Promerica de Costa Rica, S.A. and all loans except one with BAC Credomatic, S.A., with Banco Nacional de Costa Rica, S.A. An extinguishment loss of $6,555,113 was recognized as financing costs during the second quarter of 2023 as part of the extinguishment of these debt facilities. The Company entered into four U.S. dollar denominated mortgage loans with Banco Nacional de Costa Rica for an aggregate amount of $107,353,410. The loans have a twenty-five-year term. The loans bear a fixed annual interest rate for the first two years and a variable rate thereafter.

On November 1, 2023, the Company refinanced a debt outstanding with Banco Nacional de Costa Rica, S.A. ($7,373,460) with a mortgage loan denominated in USD with Davivienda de Costa Rica for an aggregate amount of $8,000,000. The new mortgage loan matures in 15 years. The loan is subject to a fixed interest rate of 7.00% in the first year, and a rate of 6-month SOFR plus 2.4% adjustable monthly from the second year onwards.

BTG

On August 25, 2023, and August 30, 2023, the Company entered into two new line of credit agreement with BTG Pactual Colombia S.A. for COP 15,000,000,000 and COP 10,000,000,000, respectively (approximately $3,679,266 and $2,433,042, respectively, at the date the transactions were initiated). Interest is calculated and paid monthly at the rate of a one-month Colombian IBR plus 720 basis points. Principal repayment is due at maturity, on August 25, 2024, and August 30, 2024, respectively. This debt agreement is guaranteed by the trust established for Latam Logistic Col Propco Cota 1, where Banco BTG Pactual Colombia S.A is established as a guaranteed creditor, with three underlying properties defined as guarantees.

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On May 27, 2024, the Company restructured its two loans with BTG Pactual Colombia S.A. into a single loan with the same lender. The new loan maintains the same outstanding principal amount of COP 25,000,000,000 (approximately $6,446,506 as of the restructuring date) and bears an interest rate of three-month Colombian IBR plus 695 basis points. This loan is set to mature in November 2025. A modification gain of $208,799 was recognized as financing costs during the second quarter of 2024.

BBVA

On October 19, 2023, the Company entered into a new line of credit agreement with El Banco BBVA Peru for $2,000,000. The line of credit agreement had a nominal rate of 14.45% fixed and an annual effective rate of 8.35%. The line of credit agreement matured after 9 months and followed a monthly repayment schedule. This debt agreement was a senior unsecured loan and is not guaranteed by any of the properties of the Company. As of September 30, 2024, the Company has fully drawn the line of credit and repaid the total loan amount.

On December 15, 2023, the Company entered into a mortgage loan with El Banco BBVA Peru for a total of $60,000,000. The mortgage loan consists of two components: Tranche A and Tranche B. The Tranche A totaling $48,670,000 was used to refinance the Company’s existing debt with IFC. The Tranche B totaling $11,330,000 is expected to finance the Company’s other real estate projects. Tranche A and B will mature in 10 years (with a 35% balloon payment for Tranche A) and carry a fixed interest rate of 8.5% and 8.4%, respectively.

LIBOR Rate – The Company modified all of it Costa Rican loans from LIBOR rate to SOFR by December 31, 2022. In July 2023, the Company modified the rate for IFC loans from 6-month LIBOR to 6-month SOFR. No further modifications from LIBOR to SOFR have been made as of September 30, 2024.

Long-Term Debt Maturities – Scheduled principal and interest payments due on the Company’s debt as of September 30, 2024, are as follows:

	Mortgage Loan	Secured Bridge Loan	Total
Maturity:
Remainder of 2024	$1,959,982	$600,354	$2,560,336
2025	8,282,398	4,568,694	12,851,092
2026	9,030,350	—	9,030,350
2027	9,770,491	—	9,770,491
2028	10,493,995	—	10,493,995
2029	11,316,855	—	11,316,855
Thereafter	216,457,354	—	216,457,354
Accrued and deferred financing cost, net	(1,293,380)	(153,684)	(1,447,064)
Total	$266,018,045	$5,015,364	$271,033,409

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Financing Cost – The following table summarizes the components of financing cost including the deferred financial cost amortization for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gross interest expense	$5,720,936	$4,972,920	$17,476,333	$16,344,969
Gross commitment fees	—	39,455	—	117,260
Amortization of debt issuance cost	73,693	94,595	156,815	603,147
Debt modification gain	—	(67,819)	(208,799)	(188,857)
Debt extinguishment loss	—	236,199	38,219	6,437,788
Other financing cost	2,250	412,437	35,790	451,108
Total financing cost before capitalization	5,796,879	5,687,787	17,498,358	23,765,415
Capitalized amounts into investment properties	—	(40,926)	(330,123)	(481,636)
Net financing cost	5,796,879	5,646,861	17,168,235	23,283,779
Total cash paid for interest and commitment fees	$5,843,037	$6,477,938	$17,529,389	$18,257,710

Debt Reconciliation – The reconciliations of the Company’s debt as of September 30, 2024 and 2023 were as follows:

	Nine months ended September 30,
	2024	2023
Beginning balance	$269,854,235	$209,326,775
Secured bank debt borrowings	13,091,001	115,721,510
Bridge loan borrowings	—	6,167,114
Secured bank debt repayments	(7,183,226)	(100,985,600)
Bridge loan repayments	(834,492)	(62,265)
Transfer to liabilities associated with HFS	—	(8,345,189)
Debt issuance cost	—	(65,143)
Deferred financing cost amortization	156,815	584,333
Debt extinguishment loss (gain)	38,219	6,437,788
Debt modification loss (gain)	(208,799)	(188,857)
Foreign currency translation effect	(3,880,344)	6,097,832
Ending balance	$271,033,409	$234,688,298

Financial Debt Covenants – The loans described above are subject to certain affirmative covenants, including, among others, (i) reporting of financial information; and (ii) maintenance of corporate existence, the security interest in the properties subject to the loan and appropriate insurance for such properties; and (iii) maintenance of certain financial ratios. In addition, the loans are subject to certain negative covenants that restrict Latam Logistic Properties ability to, among other matters, incurs in additional indebtedness under or create additional liens on the properties subject to the loans, change its corporate structure, make certain restricted payments, enter into certain transactions with affiliates, amend certain material contracts.

The loans contain, among others, the following events of default: (i) non-payment; (ii) false representations; (iii) failure to comply with covenants; (iv) inability to generally pay debts as they become due; (v) any bankruptcy or insolvency event; (vi) disposition of the subject properties; or (vii) change of control of the subject properties.

As of September 30, 2024 and December 31, 2023, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders.

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The Company received waivers for the requirement to comply with Bancolombia financial covenants on June 26, 2024. The Bancolombia waiver was effective through the testing period of June 30, 2024 and December 31, 2024, and ratio compliance testing will next be applicable for this loan in June 2025. The outstanding Bancolombia loan balance as of September 30, 2024 was $37.5 million, with $1.2 million classified within current liabilities on the condensed consolidated interim statement of financial position. The Company was in compliance with all the other debt covenants as of September 30, 2024 and December 31, 2023.

12.	EQUITY

As described in Note 3, on March 27, 2024, the Company consummated the Business Combination. As a result of the Business Combination, LPA issued 31,709,747 Ordinary Shares with a par value of $0.0001 per share. In addition, 90,000 Ordinary Shares were issued to a nonemployee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 16 for a description of share-based payments. As of September 30, 2024, 31,799,747 Ordinary Shares were outstanding. The Company is authorized to issue 450,000,000 Ordinary Shares and 50,000,000 Preference Shares, each with a par value of $0.0001. The specific designations, voting rights, and other preferences of these shares can be established as needed by the Company’s board. There were no Preference Shares issued during the periods presented.

Retained earnings consist of legal reserves and accumulated earnings. According to the legislation in effect in several countries in which the Company operates, the Company’s subsidiaries must appropriate a portion of each year’s net earnings to their respective legal reserve. The legal reserve amount varies by jurisdiction and ranges from 5% to 10% of the net earnings generated by operating entities, up to a cap of 10% to 50% of that entity’s capital stock.

13.	EARNINGS (LOSS) PER SHARE

The Company determines basic earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. The Company computes diluted earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding combined with plus the incremental weighted average number of ordinary shares outstanding that would be issued on conversion or settlement of all outstanding potentially dilutive instruments. There were 431,500 RSUs excluded from the diluted weighted average number of ordinary shares calculation for the nine months ended September 30, 2024 as their inclusion would be antidilutive. There were no potentially dilutive instruments for the three and nine months ended September 30, 2023, respectively.

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The calculated basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2024 and 2023, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Earnings (loss) per share – basic	$0.16	$0.05	$(1.08)	$0.17
Earnings (loss) per share - diluted	$0.15	$0.05	$(1.08)	$0.17
Net earnings (loss) attributed to owner(s) of the Company	$4,942,591	$1,351,495	$(33,181,385)	$4,959,776
Weighted average number of shares – basic	31,740,073	28,600,000	30,732,528	28,600,000
Weighted average effect of dilutive securities:
RSUs	227,356	—	—	—
Weighted average number of shares – diluted	31,967,429	28,600,000	30,732,528	28,600,000

As discussed in detail in Note 3, the Company’s basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

14.	INCOME TAX

LPA is a foreign corporation organized in accordance with the laws of Cayman Islands and is not subject to income tax in the United States. LPA has a diversified portfolio, operating in Costa Rica, Colombia and Peru through various subsidiaries located in the local countries. The income tax rates applicable to the LPA in Costa Rica, Colombia and Peru are 30.0%, 35.0% and 29.5%, respectively.

The Company’s effective tax rates for the three months ended September 30, 2024 and 2023 were 32.9% and 67.2%, respectively. The Company’s effective tax rates for the nine months ended September 30, 2024 and 2023 were (27.0)% and 42.0%, respectively. The effective income tax rates for the three and nine months ended September 30, 2024 and 2023 were different than the local statutory income tax rates primarily due to the change in deferred tax assets or liabilities related to fluctuations in currency translation for investment properties and debt, movement in unrecognized deferred tax assets, foreign tax rate differential, alternative minimum tax in Colombia, and current income tax on intercompany dividends.

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15.	EMPLOYEE BENEFITS

Employee benefits are recognized in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), and for the three and nine months ended September 30, 2024 and 2023, consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Short-term employee benefits	$1,820,011	$684,504	$5,350,438	$2,044,752

16.	SHARE-BASED PAYMENTS

In March 2024, the Company established the Logistic Properties of the Americas 2024 Equity Incentive Plan (“2024 Plan”) for all employees of the Company whereby LPA may grant options, restricted stock, restricted stock units, stock appreciation rights and other equity-based awards to attract and maintain key company personnel including directors, officers, employees, consultants, and advisors.

Equity-settled share-based payment transactions with parties other than employees

On August 14, 2024, the board of directors of the Company approved and granted the Company discretion to issue 90,000 ordinary shares to a nonemployee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. The ordinary shares, once issued, will be fully vested. Such arrangement was accounted for as an equity-settled share-based payment arrangement. Equity-settled share-based payment transactions with nonemployees are measured at the fair value of the goods or services received. The fair value of the services received was determined to be $900,000 which represents the market price for such services. However, the $900,000 identifiable fair value of the services received by the Company was less than the $1,141,200 aggregate fair value of the ordinary shares granted on August 14, 2024, calculated based on 90,000 ordinary shares and a grant date fair value of $12.68 per share by reference to the traded price of the Company’s ordinary shares on such date. Therefore, the Company recognized the incremental identifiable consideration of $241,200, which represents the difference between the fair value of the share-based payment and the fair value of the identifiable services received as share-based expense. On August 30, 2024, the Company issued the 90,000 ordinary shares. For the three and nine months ended September 30, 2024, the Company recognized share-based payment expense of $241,200 and $1,141,200, respectively, in other expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

Restricted Stock Units (“RSUs”)

Under the 2024 Plan, the Company granted RSUs to certain senior executives and board of directors who were previously employed by LLP and continued employment with LPA after the Business Combination, certain departing board of directors of LLP and certain newly hired senior executives and board of directors at LPA.

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Each RSU represents the right for the employee to receive one LPA ordinary share upon vesting and settlement. No amounts are paid or payable to LLP by the recipient on the receipt of the RSUs. The RSUs carry neither rights to dividends nor voting rights prior to vesting or delivery of the underlying LPA ordinary shares. The Company’s board has a discretion to settle the RSUs in cash or shares but the Company has no intention of settling the RSUs in cash, and given that this is the first time the Company has granted RSUs, the Company does not have a past practice of cash settlement. The Company accounts for the RSUs as equity-settled awards.

During the nine months ended September 30, 2024, the Company granted a total of 112,500 RSUs to former LLP and current LPA board of directors that were fully vested upon grant; however, the delivery of the underlying ordinary shares will occur at a future date based solely on the passage of time. The grant date fair value of these awards accounts for the impact of the delayed delivery schedules and compensation cost for these awards recognized immediately upon grant. The Company also granted 319,000 RSUs to former LLP and current LPA senior executives. Of those RSUs, 121,000 shares shall vest in equal annual increments over a 3-year service vesting period and compensation cost is recognized using the accelerated attribution method. The remaining 198,000 RSUs shall cliff vest at the end of a three-year service vesting period, and compensation cost is recognized ratably over the vesting period.

RSUs are measured at grant date fair value by reference to the traded price of LPA’s ordinary shares. The Company does not expect to declare any dividends in the near future. Therefore, no expected dividends were incorporated into the measurement of the grant date fair value. For the three and nine months ended September 30, 2024, the Company recognized share-based payment expense related to the RSUs of $555,323 and $1,695,541, respectively, in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

Details of the RSUs outstanding during the period are as follows:

		Number of RSUs	Weighted Average Grant Date Fair Value per RSU
	Non-vested at December 31, 2023	—	—
	Granted	431,500	$9.80
(a)	Vested	(112,500)	$10.10
	Forfeited	—	—
	Non-vested at September 30, 2024	319,000	$9.70

(a)	Director Transaction and Retention RSUs – 112,500 RSUs granted to former LLP and current LPA board of directors were legally vested upon grant. However, the delivery of the underlying ordinary shares is subject to delayed delivery schedules, and therefore, these RSUs remain unsettled as of September 30, 2024. As the grantees do not have any shareholder rights until the ordinary shares are physically delivered, the shares shall be excluded from the basic earnings per share denominator.

There was no RSU activity under the 2024 Plan in prior periods and the Company did not enter into any other types of share-based payment arrangements.

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17.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

Subsidiaries

Transactions between the Company and its subsidiaries are eliminated upon consolidation and therefore are not disclosed. Details of the principal group companies and partnerships the Company enters into that are fully consolidated are disclosed in LLP’s most recent audited consolidated financial statements and notes.

Key Management Personnel Compensation

The amounts disclosed in the table represent the amounts recognized in general and administrative expense on the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) related to key management personnel for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries	$401,335	$215,183	$991,821	$602,964
Cash performance bonus	221,043	102,335	595,488	335,032
Statutory bonus	26,320	16,904	54,241	41,675
One-time cash bonus related to Business Combination (refer to Note 3)	—	—	226,000	—
Non-executive director’s fees	139,166	49,000	368,456	90,500
Non-cash benefits	9,286	7,472	27,493	22,333
Share-based payment expense (refer to Note 16)	555,323	—	1,695,541	—
Total	$1,352,473	$390,894	$3,959,040	$1,092,504

Due from affiliates – On June 25, 2015, LLP entered into a loan agreement with LLI, pursuant to which LLP issued a loan of $3,015,000 to LLI. In July 2020, the loan receivable from LLI was increased to $4,165,000 from $3,015,000 and the maturity date was extended to December 31, 2023. The loan receivable from LLI was further increased to $4,850,000 from $4,165,000 in June 2021, and then to $6,950,000 in May 2022.

The principal amount of $6,265,000 of this loan receivable bore an annual interest rate of 9.0% and the remaining principal amount of this loan receivable did not bear any interest. Principal and interest was due at maturity. In the event of a default, the interest rate increased to an annual rate of 20% until the amount was settled. For the three and nine months ended September 30, 2024, the Company recognized interest income of $0 and $302,808 respectively, in interest income from affiliates in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). For the three and nine months ended September 30, 2023, the Company recognized interest income of $159,850 and $474,338, respectively, in interest income from affiliates in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

As discussed in Note 3, as of January 1, 2024, the loans to LLI were in default status due to non-payment following the maturity date of December 31, 2023. Pursuant to the Assignment Agreement, upon Closing, the loan receivable from LLI of $9,765,972 was considered settled through the foreclosure of the collateralized LLP Shares held by LLI.

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As of September 30, 2024 and December 31, 2023, the loan receivable from affiliates balances outstanding were as follows:

	September 30, 2024	December 31, 2023

Interest receivable:
Latam Logistics Investments, LLC	—	$2,324,041
Loan receivable:
Latam Logistics Investments, LLC	—	7,139,123
Total due from affiliates	—	$9,463,164

Refer to detailed discussion around the impact of Business Combination on the loan receivable in Note 3.

Additional transactions with key management personnel – The majority shareholder of the Company provided management and advisory services to the Company totaling $92,682 and $116,260 for the three months ended September 30, 2024 and 2023, respectively, and $570,527 and $365,264 for the nine months ended September 30, 2024 and 2023, respectively.

18.	FINANCIAL RISK MANAGEMENT

Interest rate risk - Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. Therefore, variations in interest rates at the reporting date would affect profit or loss.

Liquidity Risk – Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to the Company’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.

Exposure to Liquidity Risk – The following tables detail the remaining contractual maturities of financial liabilities at the end of reporting period. The amounts are gross and undiscounted cash flows and include contractual interest payments.

September 30, 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	$994,765	$254,264	$5,597,704	—	—	$6,846,733
Lease liability	133,452	84,469	257,331	1,138,886	6,499,594	8,113,732
Income tax payable	—	338,738	2,570,394	—	—	2,909,132
Retainage payable	—	2,554	1,538,249	—	—	1,540,803
Security deposits	286,953	—	250,897	2,011,631	—	2,549,481
Long and short-term debt	—	2,560,994	7,953,217	42,608,090	219,358,172	272,480,473
Distributions payable to non-controlling interests	—	—	1,523,800	—	—	1,523,800
Total	$1,415,170	$3,241,019	$19,691,592	$45,758,607	$225,857,766	$295,964,154

December 31, 2023	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	$764,016	$4,472,279	$7,891,207	—	—	$13,127,502
Lease liability	8,530	33,060	238,423	1,199,059	6,703,328	8,182,400
Income tax payable	—	2,024,865	—	—	—	2,024,865
Retainage payable	—	155,207	1,582,598	—	—	1,737,805
Security deposits	—	83,234	287,727	1,790,554	—	2,161,515
Long and short-term debt	—	1,624,415	15,078,681	43,032,169	211,609,005	271,344,270
Total	$772,546	$8,393,060	$25,078,636	$46,021,782	$218,312,333	$298,578,357

Fair Values –The fair value of the Company’s long and short term debt as of September 30, 2024 and December 31, 2023 was $273,300,129 and $268,766,200, respectively. These measurements are classified as level 3, using a discounted cash flow method. Management of the Company assessed the fair value of its other financial assets and liabilities and concluded that their carrying value approximates their fair value.

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19.	COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2024, the Company had entered into construction contracts with third parties and is consequently committed to future capital in respect to investment property under development of $3,600,747. There are no contractual commitments in respect of completed investment property.

Legal Proceedings

In the ordinary course of business, the Company may be party to legal proceedings. On September 13, 2023, the Company became aware that a lawsuit was filed against a subsidiary of the Company by a construction company for services rendered prior to the reporting date. The Company had recorded a provision in relation to this matter prior to January 1, 2024. On February 29, 2024, the Company settled with the counterparty for a total settlement amount of $237,226.

On November 30, 2023, the Company became aware that a lawsuit was filed against them by a former employee of the Company who rendered services for the Company prior to the reporting date. The Company is currently vigorously defending this lawsuit and believes the claims are without merit. The Company is in the process of analyzing this matter but currently does not have a sufficient basis for concluding whether any loss is probable.

As of September 30, 2024, the Company is not involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s condensed consolidated interim financial statements.

20.	SUBSEQUENT EVENTS

In December 2022, the Company committed to a 30-year land lease agreement with Lima Airport Partners S.R.L. (“LAP”) to develop warehouses on the leased land. In connection with this commitment, on October 31, 2024, LAP granted the Company the right to access three land parcels measuring approximately 1.5 million square feet, of which one parcel measuring approximately 0.7 million square feet will be used by LPA to begin construction of a warehouse. For the remaining land parcels, the Company is authorized to prepare the land for future construction, after which the land parcels will be returned to LAP until further authorization on construction is granted to the Company.

On November 12, 2024, the Company has entered into a binding agreement with a Mexican real estate developer to form a strategic partnership in Mexico for the purpose of operating real estate properties located in Mexico. Upon formation of the partnership, the real estate developer will contribute two operating properties to the partnership, and the Company will contribute cash equal to 10% of the appraised values of the two properties. The Company will own a 10% equity interest in the partnership, and the real estate developer company will own the remainder. This transaction is expected to close in early 2025.

21.	APPROVAL OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements were authorized for issue by the Company’s board of directors on November 13, 2024.

* * * * *

38

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “LPA” and the “Company” refer to Logistic Properties of the Americas and all of its subsidiaries. The following discussion and analysis (“MD&A”) of the financial condition and results of operations should be read together with our unaudited condensed consolidated interim financial statements as of September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023, together with related notes thereto (the “Unaudited Condensed Consolidated Interim Financial Statements”). The Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read together with our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission. The following discussion contains forward-looking statements and should be read in conjunction with the section titled “Cautionary Note Regarding Forward-Looking Statements” included in this MD&A and the section titled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2023.

Overview

LPA was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. LPA is a fully-integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central and South America. We focus on modern Class A logistics real estate in high growth and high barrier-to-entry markets that are undersupplied and have low penetration rates. We believe we are a leading institutional development, industrial and logistics platform operating in our three countries of operation today — Costa Rica, Colombia and Peru – which correspond to our reportable segments. We have significant expertise in designing and developing logistics assets, which we own, manage and lease on a long-term basis. Our strategic footprint and operational expertise enable us to provide our tenants with “last mile” distribution capabilities that are critical to logistics infrastructure and well located to leverage strong e-Commerce and “nearshoring” trends.

Our business model is designed to generate recurring revenue from long-term leases with creditworthy tenants, which we believe drives attractive unit economics. We believe our corporate structure provides us with the following advantages:

●	Investment focus: We have designed our business model to participate across the real estate value creation chain including (i) structuring and financing, (ii) development, (iii) lease-up and (iv) asset management, as opposed to real estate investment trusts (“REITs”) that are generally required to focus on stabilized or near stabilized properties;
●	Management fee structure: We manage our properties internally and do not charge management fees, which we believe better aligns our interests with investors, as opposed to the externally managed REIT model; and
●	Long term value creation: We develop and manage our assets with a focus on the quality of our real estate and maximizing its long-term value, as opposed to managing our development, operations and maintenance activities to achieve shorter term dividend targets.

As of September 30, 2024, our operating portfolio was comprised of 30 properties with a Gross Leasable Area (“GLA”) of 5.1 million square feet. Our portfolio has a stabilized occupancy rate of 94.5% and a weighted average remaining lease term of 5.0 years on current leases.

The following table presents a summary of our total revenues and our profit (loss) for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Total revenues	$11,272,630	$10,214,189	$32,743,028	$27,867,943
Profit (loss)	$4,833,469	$2,371,130	$(29,194,657)	$9,161,431

Our portfolio is comprised of Class A industrial warehouses that are well positioned to serve the key logistical functions of the growing e-Commerce market and nearshoring trade. Our properties are certified by EDGE Certified Foundation, a green building certification system sponsored by the IFC (International Finance Corporation), a member of the World Bank Group, and administered by GBCI (Green Business Certification Inc.), which promotes the development of sustainable buildings — both internally, with expansive floor capacity, natural light and sufficient height clearance levels, as well as externally, with shared truck maneuvering yards, optimized platforms and container parking. These modern specifications enable our tenants to drive operational efficiencies for timely delivery of their goods and implement highly advanced operational and logistics processes that enhance their ability to compete.

Our high quality and diversified tenant base is comprised of leading multinational companies that operate primarily in the consumer goods, third-party logistics and other retail sectors including Alicorp, Kuehne & Nagel, Pequeño Mundo, Natura & Co, PriceSmart, Farmanova, Indurama, Ceva, Samsung, and IKEA.

The following table presents a summary of our aggregate real estate portfolio as of September 30, 2024, December 31, 2023, and September 30, 2023:

	As of September 30, 2024	As of December 31, 2023	As of September 30, 2023(3)
Number of operating real estate properties	30	28	28
Operating GLA (sq. ft) (1)	5,121,625	4,619,616	4,615,755
Leased Area (sq. ft) (2)	5,629,154	5,308,454	5,098,759
Number of tenants	51	53	53
Average rent per square foot	$7.92	$7.80	$7.55
Weighted average remaining lease term	5.0 years	5.3 years	5.5 years
Stabilized occupancy rate (% of GLA)	94.5%	100.0%	99.4%

(1)	“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved a state of stabilization. We define stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
(2)	“Leased Area” refers to the area in operating properties, properties under development, and land bank that are subject to a lease.
(3)	Excludes a held-for-sale investment property in Colombia with a Leased Area of 289,000 square feet which was occupied by one tenant.

Our operating portfolio is geographically diversified, as shown below:

	As of September 30, 2024
	Total Operating GLA (sq. ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	49%	19
Colombia	1,255,404	25%	5
Peru	1,350,084	26%	6
Total	5,121,625	100%	30

	As of December 31, 2023
	Total Operating GLA (sq. ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,358,693	51%	18
Colombia	1,255,404	27%	5
Peru	1,005,519	22%	5
Total	4,619,616	100%	28

	As of September 30, 2023
	Total Operating GLA (sq. ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,355,656	51%	18
Colombia	1,255,404	27%	5
Peru	1,004,695	22%	5
Total	4,615,755	100%	28

Our rental income for the three months ended September 30, 2024 and 2023, is summarized below:

	For the Three Months Ended September 30, 2024		For the Three Months Ended September 30, 2023
	Rental Income(1)	% of Rental Income	Rental Income(1)	% of Rental Income
	(U.S. $)
Costa Rica	$6,122,296	54.8%	$5,589,037	54.9%
Colombia	$2,068,024	18.5%	$2,226,178	21.9%
Peru	$2,983,454	26.7%	$2,360,078	23.2%
Total	$11,173,774	100.0%	$10,175,293	100.0%

(1)	All leases in Costa Rica and Peru are denominated in U.S. Dollars while leases in Colombia are denominated in Colombian Pesos.

Our rental income for the nine months ended September 30, 2024 and 2023, is summarized below:

	For the Nine Months Ended September 30, 2024		For the Nine Months Ended September 30, 2023
	Rental Income(1)	% of Rental Income	Rental Income(1)	% of Rental Income
	(U.S. $)
Costa Rica	$17,771,033	54.6%	$14,736,412	53.0%
Colombia	$6,426,573	19.7%	$6,007,582	21.6%
Peru	$8,349,511	25.7%	$7,049,033	25.4%
Total	$32,547,117	100.0%	$27,793,027	100.0%

(1)	All leases in Costa Rica and Peru are denominated in U.S. Dollars while leases in Colombia are denominated in Colombian Pesos.

Business Combination

On March 27, 2024, LPA consummated the business combination pursuant to the business combination agreement, dated as of August 15, 2023, with two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA, and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (the “Business Combination”). As a result of the Business Combination, TWOA and LLP have each become wholly-owned subsidiaries of LPA, and LPA’s ordinary shares were listed on the NYSE American under the symbol “LPA”. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements for more details.

Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our business is significantly influenced by the general economic conditions in Costa Rica, Colombia, and Peru, which in turn affect our financial performance, portfolio value, and strategy execution. Changes in national, regional and global economic conditions can significantly impact us. Real estate markets are cyclical and are driven by investor perceptions of the overall economic outlook. Rising interest rates, reduced real estate demand, economic slowdowns, or recessions influence the real estate markets and any occurrence of these conditions could lead to weakened demand for our properties, decreased revenues, increased costs and lower asset values for us.

Factors such as currency devaluation, price instability, inflation, interest rate fluctuations, regulatory changes, taxation shifts, social and political unrest, and other economic developments can influence our outcomes, which are forces beyond our control. Economic slowdowns, negative growth periods, increased inflation, or interest rates could reduce demand for our assets, lower their real value, or prompt a shift toward lower-quality assets.

Rental Income

Our primary revenue stream comes from investment property rental income. The rental income from our property portfolio depends on our ability to maintain high occupancy rates and grow by acquiring, developing, or expanding properties.

As of September 30, 2024, December 31, 2023, and September 30, 2023, the occupancy rates for our operating properties were 94.5%, 100.0%, and 99.4%, respectively. The rental income generated from our leased properties is influenced by our ability to collect rent payments according to lease agreements and our ability to raise rental rates. The growth in rental income also relies on our ability to acquire suitable properties meeting our investment criteria, develop them, and expand the GLA of existing properties where feasible. Future rental income could be affected by positive or negative trends in our tenants’ businesses and the regions where we operate.

Lease Expirations

Our results of operations are influenced by our ability to re-lease space before leases expire or promptly upon the expiration of a lease. Results are also affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. We utilize a proactive leasing strategy by maintaining regular communication with tenants to understand the needs of their respective operations and their plans for existing space and potential expansions. Our senior management team conduct frequent visits to the properties and apply their market insights to establish connections with potential local, regional, and national tenants that may complement our current tenant base. As of September 30, 2024, our existing asset lease contracts scheduled to expire in the remainder of 2024, 2025 and 2026 represented 1.2%, 6.7% and 5.7%, respectively, of our Leased Area.

Competition

We face local competition from other buyers, developers, and operators of industrial properties in Costa Rica, Colombia, and Peru. Some of these competitors strive to provide similar products and pursue properties in our target markets. Increased competition in the future could limit our ability to develop and acquire desired properties on favorable terms. Furthermore, increased competition might impact the occupancy rates of our properties, influencing our financial results. We could also face pressure to lower our rental rates or offer rent reductions, improvements, early termination privileges, or favorable lease renewal options to tenants in order to retain them upon lease expiration due to competitive pressures.

Property Operating Costs

Our property operating costs consist mainly of repairs and maintenance, property management, utility charges, property taxes, and other property-related costs. Most property operating costs are recovered through rental recovery fees charged to tenants. All of our leases are classified as operating leases. Furthermore, a significant portion of our leases are modified gross leases, which is a type of rental agreement where the tenant pays the base rent and a proportional share of certain investment property operating expenses. Although we can recover most of the investment property operating expenses, it is ultimately our responsibility to pay for the operating expenses.

Inflation

Most of our leases contain provisions designed to mitigate the adverse impact of inflation. Rental income is typically adjusted annually and is contractually indexed for inflation based on the local or US Consumer Price Index. In addition, some contracts contain a fixed increase amount, which may differ from inflation. Furthermore, our leases could expose us to potential rises in non-reimbursable property operating expenses, which includes potential costs linked to vacant premises. Additionally, we believe that certain current rental rates within our leases due for renewal are below the current market rates for similar spaces. Upon renewal or re-leasing, adjustments to these rates to align with or approach current market levels may counterbalance the impact of inflationary expense pressures associated with our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities might drive up the cost to develop properties. In addition, an increase in inflation may increase the replacement value of our real estate assets, and as such, the development of new assets may be adversely impacted if corresponding rental rates do not have a similar increase.

Nearshoring Trends

Global events, such as the war in Ukraine as well as lingering effects of the COVID-19 pandemic, have led companies to rethink their supply chains and explore ways to expand or relocate production facilities that are closer to U.S. headquarters and end markets. As a result, the countries in which we operate might be positioned to benefit from strengthening nearshoring dynamics. This would result in greater supply chain security and reduce long shipping routes while minimizing sensitivity to global disruptions in trade linkages.

Development

Our business relies in part on the successful, on-time and on-budget development of new properties in order to increase GLA. We have a proven track record of executing our development strategy, however, our operations could be impacted by construction work delays, increased supply chain costs, shortage of qualified labor in our geographies or changes or difficulties in the permitting and regulatory environment.

Key Components of Operating Results

Revenue

LPA generates revenue through investment property rental income and development fees.

Investment property rental income primarily consists of rental payment from tenants through operating lease agreements. LPA’s leases qualify as operating leases, and LPA recognizes rental income on a straight-line basis. This is included as rental revenue on LPA’s condensed consolidated interim statements of profit or loss and comprehensive loss.

Development fees are determined in accordance with the terms specified on each arrangement with tenants. The fees are recognized as revenue when they are earned under the agreement with tenants. This is included in other revenue in LPA’s condensed consolidated interim statements of profit or loss and comprehensive loss.

Investment property operating expense

Investment property operating expense primarily includes the direct operating expenses of the property such as repairs and maintenance, property taxes, insurance, and utilities, among others. Property operating expenses are mostly recovered through the rental recoveries charged to the tenants.

General and administrative expense

General and administrative expenses include personnel costs (e.g., salaries, bonuses, share-based payments, etc.) and related operating costs of the business support functions, including finance and accounting, legal, human resources, administrative, as well as services and professional fees, office expenses, and bank service charges.

Listing expense

Listing expense is recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets, which represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.

Investment property valuation gain

Investment property valuation gain is the investment properties’ change in fair value. The valuation analysis is performed by an external firm, which determines the fair market value of the investment properties. The fair market value of an investment property depends on the type of property. LPA holds operating properties, properties under development, and land.

Interest income from affiliates

Interest income from affiliates mainly consists of interest generated by issuing notes to related parties and key personnel. The main terms of the notes are payment of the balance at maturity including interest receivable, the possibility of early payments without penalty, guarantees over ordinary shares, and promissory notes.

Financing costs

Financing costs consist of interest expense, debt modification or extinguishment gain or loss, costs of raising debt, and amortization expense of deferred financing costs. These costs include various fees and charges associated with the process of issuing debt, refinancing the debt, and other fees and commissions paid to third parties involved in the financing process. Debt modification or extinguishment gain or loss is incurred when a company modifies or terminates its debt terms before the scheduled maturity date. Interest expense represents the interest costs incurred through mortgage loans and bridge loans.

Net foreign currency gain (loss)

Net foreign currency consists of the net profit or loss generated through the settlement of monetary items or the translation of monetary items at rates different from those at which they were translated upon initial recognition.

Gain on sale of asset held for sale

Gain on sale of investment property consists of profit or loss recognized through disposal of LPA’s held-for-sale investment properties. The properties are carried at fair value prior to disposal. Disposals of LPA’s properties require a deduction of the cost of selling the property from the fair value price, which may result in a gain on the sale.

Other income

Other income consists of interest income from certificates of deposit accounts and installment payment receivables from the sale of investment properties, income in connection with certain lock-up release agreements that we entered into with certain non-affiliated shareholders in June 2024 (the “Lock-Up Release Agreements”), and other miscellaneous income.

Other expenses

Other expenses consist of transaction-related costs in connection with the Business Combination, fees in connection with the Lock-Up Release Agreements, loss on disposition of property and equipment and other miscellaneous expenses.

Income tax expense

Income tax expense refers to the amount of tax owed to the relevant tax authority. Income tax on the profit comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted as of the reporting date, and any adjustments to tax payable in respect of previous periods. Deferred tax is recognized using the balance sheet liability method in accordance with International Accounting Standards (“IAS”) 12 on taxable temporary differences between the tax base and the accounting base of items included in the condensed consolidated interim statement of financial position of LPA.

LPA’s segments

LPA’s three reportable segments are the geographic regions LPA operates in, Colombia, Peru and Costa Rica. The three geographic segments primarily derive revenue from various operating lease agreements with tenants for the rental of investment properties. LPA’s portfolio is strategically located within key trade and logistics corridors in the capital cities of Costa Rica, Colombia and Peru to conduct commercial operations.

Costa Rica: As of September 30, 2024, Costa Rica is LPA’s largest reportable segment, with 19 buildings and an Operating GLA of 2.5 million square feet.

Colombia: As of September 30, 2024, Colombia has 5 buildings with an Operating GLA of 1.3 million square feet and a land reserve of 50.6 acres.

Peru: As of September 30, 2024, Peru has 6 buildings with an Operating GLA of 1.3 million square feet and a land reserve of 40.5 acres.

Revenue by segment

LPA management analyzes revenue by comparing actual monthly revenue to internal projections and prior periods across the operating segments in order to assess performance, identify potential areas for improvement, and determine whether the segments are meeting management’s expectations.

Segment Net Operating Income (NOI)

LPA management uses net operating income (“NOI”) by segment (“Segment NOI”) to assess financial performance at the segment level. Please see “Non-IFRS Financial Measures and Other Measures and Reconciliations” for more information around NOI and the reconciliation of NOI to the nearest IFRS measure.

Results of operations for the three months ended September 30, 2024, compared to the three months ended September 30, 2023

The results of operations presented below should be reviewed in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the three months ended September 30, 2024 and 2023:

	For the three months ended September 30,
	2024	2023	$ Change	% Change
REVENUE
Colombia	$2,068,024	$2,226,178	$(158,154)	(7.1)%
Peru	2,983,454	2,360,078	623,376	26.4%
Costa Rica	6,122,296	5,589,037	533,259	9.5%
Unallocated revenue	98,856	38,896	59,960	154.2%
Total revenues	11,272,630	10,214,189	1,058,441	10.4%

Investment property operating expense
Colombia	(309,608)	(261,035)	(48,573)	18.6%
Peru	(566,225)	(422,608)	(143,617)	34.0%
Costa Rica	(741,086)	(825,401)	84,315	(10.2)%
Total investment property operating expense	(1,616,919)	(1,509,044)	(107,875)	7.1%
General and administrative	(4,750,884)	(2,519,836)	(2,231,048)	88.5%
Investment property valuation gain	8,175,196	9,826,109	(1,650,913)	(16.8)%
Interest income from affiliates	—	159,850	(159,850)	(100.0)%
Financing costs	(5,796,879)	(5,646,861)	(150,018)	2.7%
Net foreign currency gain	49,158	13,595	35,563	261.6%
Other income	1,104,810	31,703	1,073,107	NM
Other expenses	(1,238,072)	(3,345,296)	2,107,224	(63.0)%
Profit (loss) before taxes	7,199,040	7,224,409	(25,369)	(0.4)%
Income tax expense	(2,365,571)	(4,853,279)	2,487,708	(51.3)%
PROFIT(LOSS) FOR THE PERIOD	$4,833,469	$2,371,130	$2,462,339	103.8%

NM – Not meaningful

Revenue: Revenue increased by $1.1 million, or 10.4%, to $11.3 million for the three months ended September 30, 2024, from $10.2 million for the three months ended September 30, 2023. This was primarily attributable to an increase of investment properties rental revenue of $0.9 million, and rental recoveries of $0.2 million. The $0.9 million increase in investment properties rental revenue was primarily attributable to the growth in occupied gross leasable area (“Occupied GLA”), which expanded from 4.6 million square feet as of September 30, 2023, to 5.1 million square feet as of September 30, 2024, representing a 7.9% increase.

Colombia – Revenue in Colombia decreased by $0.1 million, or 7.1%, to $2.1 million for the three months ended September 30, 2024, from $2.2 million for the three months ended September 30, 2023. The decrease was primarily attributable to a decrease of approximately 0.4 million square feet of Occupied GLA due to the sale of a building in Colombia during the fourth quarter of 2023 and a part of a building in Colombia being vacant starting from the beginning of the third quarter of 2024. The decrease was partially offset by a market increase in average rental price per square feet and fluctuation in Colombian Pesos leading to an increase of 20.2% to existing tenants’ rent for properties in Colombia during the three months ended September 30, 2024 compared to September 30, 2023.

Peru – Revenue in Peru increased by $0.6 million, or 26.4%, to $3.0 million for the three months ended September 30, 2024, from $2.4 million for the three months ended September 30, 2023. This was primarily attributable to a total Occupied GLA increase of approximately 0.4 million square feet due to two additional stabilized buildings. This increase was partially offset by the termination of a lease in March 2024 resulting in a vacancy of less than 0.1 million square feet of GLA during the three months ended September 30, 2024, compared to September 30, 2023.

Costa Rica – Revenue in Costa Rica increased by $0.5 million, or 9.5%, to $6.1 million for the three months ended September 30, 2024, from $5.6 million for the three months ended September 30, 2023. This was primarily attributable to one additional building being operational, which increased the Occupied GLA by approximately 0.2 million square feet during September 30, 2024, compared to September 30, 2023.

Investment property operating expense: Investment property operating expense increased by $0.1 million, or 7.1%, to $1.6 million for the three months ended September 30, 2024, from $1.5 million for the three months ended September 30, 2023. This was primarily attributable to an increase of repair and maintenance expenses of $0.1 million, and other property related expenses of $0.2 million resulting from the increase in Operating GLA, offset by a decrease in expected credit loss of $0.2 million.

Colombia – Investment property operating expense in Colombia increased by less than $0.1 million, or 18.6%, to $0.3 million for the three months ended September 30, 2024, from $0.3 million for the three months ended September 30, 2023. This was primarily attributable to an increase in repair and maintenance expenses for a property in Colombia during the three months ended September 30, 2024, compared to September 30, 2023. The increase was partially offset by the reduced cost due to the sale of a building in Colombia during the fourth quarter of 2023.

The investment property operating expense was 15.0% of revenue for the three months ended September 30, 2024, compared to 11.7% of revenue for the three months ended September 30, 2023. The Segment NOI was $1.8 million for the three months ended September 30, 2024, as compared to $2.0 million for the three months ended September 30, 2023. The increase in investment property operating expense as a percentage of revenue was primarily due to the increased repair and maintenance expenses in the third quarter of 2024 for a building in Colombia. The decrease in Segment NOI was mainly due to the sale of a building in Colombia during the fourth quarter of 2023, whose impact was partially offset by the market increase in rent for existing tenants during the three months ended September 30, 2024.

Peru – Investment property operating expense in Peru increased by $0.2 million, or 34.0%, to $0.6 million for the three months ended September 30, 2024, from $0.4 million for the three months ended September 30, 2023. This was primarily attributable to an increase in repair and maintenance expenses, property management expenses, and other property related expenses related to the incremental costs from two additional stabilized buildings during the three months ended September 30, 2024, compared to September 30, 2023.

The investment property operating expense was 19.0% of revenue for the three months ended September 30, 2024, compared to 17.9% of revenue for the three months September 30, 2023. The Segment NOI increased to $2.4 million for the three months ended September 30, 2024, from $1.9 million for the three months ended September 30, 2023. The increase in investment property operating expense as a percentage of revenue was primarily because revenue grew at a slightly slower pace than operating expenses. The Segment NOI increase was primarily due to the two additional stabilized buildings during the three months ended September 30, 2024.

Costa Rica – Investment property operating expense in Costa Rica decreased by $0.1 million, or 10.2%, to $0.7 million for the three months ended September 30, 2024, from $0.8 million for the three months ended September 30, 2023. This was primarily attributable to decrease in repair and maintenance expenses offset by property management expenses, and other property related expenses related to the incremental costs from the one additional stabilized building during the three months ended September 30, 2024, compared to 2023.

Investment property operating expense was 12.1% of revenue for the three months ended September 30, 2024, compared to 14.8% of revenue for the three months ended September 30, 2023. The Segment NOI was $5.4 million for the three months ended September 30, 2024, as compared to $4.8 million for the three months ended September 30, 2023. The decrease in investment property operating expenses as a percentage of revenue is primarily due to the incremental revenue from one additional stabilized buildings during the three months ended September 30, 2024.

General and administrative: General and administrative increased by $2.2 million, or 88.5%, to $4.7 million for the three months ended September 30, 2024, from $2.5 million for the three months ended September 30, 2023. This was primarily attributable to expenses of $1.1 million of legal expenses, Directors and Officers (D&O) liability insurance expenses, other professional services expenses, that the Company incurred after the consummation of the Business Combination in the three months ended September 30, 2023 compared to the three months ended September 30, 2024. Additionally, we have incurred additional personnel costs of $0.5 million for the three months ended September 30, 2023 compared to the three months ended September 30, 2024 due to the increase in employee headcount during the three months ended September 30, 2024 compared to the three months ended September 30, 2023. Further, we have incurred additional expenses for share-based payment compensation of $0.6 million related to the Restricted Stock Units (“RSUs”) issued to certain executives and directors in connection with the Business Combination.

Investment property valuation gain: Investment property valuation gain decreased by $1.7 million, or 16.8%, to $8.2 million for the three months ended September 30, 2024, from $9.8 million for the three months ended September 30, 2023. The decrease in the investment property valuation gain was primarily attributable to one building in Costa Rica becoming stabilized during the three months ended September 30, 2024 as opposed to two buildings becoming stabilized in Colombia during the three months ended September 30, 2023. The decrease was partially offset by the increase in property value due to the market increases in rent for the Colombian properties for the three months ended September 30, 2024.

Interest income from affiliates: Interest income from affiliates decreased by $0.2 million, or 100%, to zero for the three months ended September 30, 2024, from $0.2 million for the three months September 30, 2023. The decrease was due to the settlement of the loan receivable from Latam Logistics Investments, LLC upon the closing of the Business Combination in March 2024.

Financing costs: Financing costs increased by $0.2 million, or 2.7%, to $5.8 million for the three months ended September 30, 2024, from $5.6 million for the three months ended September 30, 2023. This was primarily attributable to interest on higher loan balance, partially offset by decrease in interest rates during the three months ended September 30, 2024 compared to the three months ended September 30, 2023.

Net foreign currency gain: Net foreign currency gain decreased by less than $0.1 million, or 261.6%, to $0.1 million loss for the three months ended September 30, 2024, from a less than $0.1 million gain for the three months ended September 30, 2023. This was related to the exchange rate fluctuations for the Peruvian Soles, and Costa Rican Colones period over period.

Other income: Other income increased by $1.1 million to $1.1 million for the three months ended September 30, 2024, from less than $0.1 million for the three months ended September 30, 2023. This was primarily driven by other income recognized for the share lock-up release fees collected from investors that had their shares released from their lock-up period and sold during the second and third quarter of 2024. Fees earned and collected from this arrangement for the three months ended September 30, 2024, were $0.5 million. The increase was further attributable to interest income of $0.3 million related to the outstanding receivable from the sale of a building in Colombia, and interest income increase of $0.3 million from cash held in bank accounts.

Other expense: Other expense decreased by $2.1 million, or 63.0%, to $1.2 million for the three months ended September 30, 2024, from $3.3 million for the three months ended September 30, 2023. This was primarily due to professional services fees incurred of $3.3 million for the three months ended September 30, 2023 prior to the consummation of the Business Combination. The decrease was partially offset by $0.9 million of legal fees incurred subsequent to the consummation of the Business Combination, and other expenses of $0.3 million which were incurred for the three months ended September 30, 2024.

Income tax expense: Income tax expense decreased by $2.5 million, or 51.3%, to $2.4 million for the three months ended September 30, 2024, from $4.9 million for the three months ended September 30, 2023. This was primarily attributable to the change in deferred tax assets and liabilities related to fluctuations in currency translation for investment properties and debt, a movement in unrecognized deferred tax assets, and alternative minimum tax in Colombia.

Results of operations for the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023

The results of operations presented below should be reviewed in conjunction with our Unaudited Condensed Consolidated Interim Financial Statements. The following table presents information from our condensed consolidated interim statements of profit or loss and comprehensive income (loss) for the nine months ended September 30, 2024 and 2023:

	For the nine months ended September 30,
	2024	2023	$ Change	% Change
REVENUE
Colombia	$6,426,573	$6,007,582	$418,991	7.0%
Peru	8,349,511	7,049,033	1,300,478	18.4%
Costa Rica	17,771,033	14,736,412	3,034,621	20.6%
Unallocated revenue	195,911	74,916	120,995	161.5%
Total revenues	32,743,028	27,867,943	4,875,085	17.5%

Investment property operating expense
Colombia	(843,373)	(730,411)	(112,962)	15.5%
Peru	(1,563,991)	(1,245,407)	(318,584)	25.6%
Costa Rica	(2,449,445)	(2,056,320)	(393,125)	19.1%
Total investment property operating expense	(4,856,809)	(4,032,138)	(824,671)	20.5%
General and administrative	(11,001,664)	(4,834,222)	(6,167,442)	127.6%
Listing expense	(44,469,613)	—	(44,469,613)	NM
Investment property valuation gain	17,925,184	21,688,490	(3,763,306)	(17.4)%
Interest income from affiliates	302,808	474,338	(171,530)	(36.2)%
Financing costs	(17,168,235)	(23,283,779)	6,115,544	(26.3)%
Net foreign currency (loss) gain	(127,447)	243,367	(370,814)	(152.4)%
Gain on sale of asset held for sale	—	1,022,853	(1,022,853)	(100.0)%
Other income	12,253,069	131,213	12,121,856	NM
Other expenses	(8,582,889)	(3,483,718)	(5,099,171)	146.4%
Profit (loss) before taxes	(22,982,568)	15,794,347	(38,776,915)	NM %
Income tax expense	(6,212,089)	(6,632,916)	420,827	(6.3)%
PROFIT (LOSS) FOR THE PERIOD	$(29,194,657)	$9,161,431	$(38,356,088)	NM

NM – Not meaningful

Revenue: Revenue increased by $4.9 million, or 17.5%, to $32.7 million for the nine months ended September 30, 2024, from $27.9 million for the nine months ended September 30, 2023. This was primarily attributable to an increase of investment properties rental revenue of $4.5 million, and rental recoveries of $0.4 million. The $4.4 million increase in investment properties rental revenue was primarily attributable to the growth in Occupied GLA, which expanded from 4.6 million square feet as of September 30, 2023 to 5.0 million square feet as of September 30, 2024, representing a 7.9% increase.

Colombia – Revenue in Colombia increased by $0.4 million, or 7.0%, to $6.4 million for the nine months ended September 30, 2024, from $6.0 million for the nine months ended September 30, 2023. This was primarily attributable to a market increase in average rental price per square feet and fluctuations in the Colombian Pesos leading to a 44.8% increase to existing tenants’ rent for properties in Colombia during the nine months ended September 30, 2024 compared to September 30, 2023. Such increase was partially offset by a decrease of approximately 0.4 million square feet of Leased Area due to the sale of a building in Colombia during the fourth quarter of 2023.

Peru – Revenue in Peru increased by $1.3 million, or 18.4%, to $8.3 million for the nine months ended September 30, 2024, from $7.0 million for the nine months ended September 30, 2023. This was primarily attributable to a total Occupied GLA increase of approximately 0.4 million square feet due to two buildings becoming stabilized during the nine months ended September 30, 2024. Increase was partially offset by the termination of a lease resulting in a vacancy of 0.1 million square feet of GLA during the nine months ended September 30, 2024 compared to September 30, 2023.

Costa Rica - Revenue in Costa Rica increased by $3.0 million, or 20.6%, to $17.8 million for the nine months ended September 30, 2024, from $14.8 million for the nine months ended September 30, 2023. This was primarily attributable to a total Occupied GLA increase of approximately 0.4 million square feet or 34.4% due to two buildings becoming stabilized during the nine months ended September 30, 2024. The average rental price per square feet also increased by 14.7% as of September 30, 2024, compared to September 30, 2023. Such increase was partially offset by the termination of a lease in March 2024 resulting in a vacancy of 0.1 million square feet of GLA during the nine months ended September 30, 2024, compared to September 30, 2023.

Investment property operating expense: Investment property operating expense increased by $0.8 million, or 20.5%, to $4.8 million for the nine months ended September 30, 2024, from $4.0 million for the nine months ended September 30, 2023. This was primarily attributable to an increase of repair and maintenance expenses of $0.4 million, utilities expenses of $0.1 million, and other property related expenses of $0.3 million resulting from the increase in operating properties.

Colombia – Investment property operating expense in Colombia increased by $0.1 million, or 15.5%, to $0.8 million for the nine months ended September 30, 2024, from $0.7 million for the nine months ended September 30, 2023. This was primarily attributable to an increase in repair and maintenance expenses, property management expenses, and other property related expenses related to the incremental costs from two additional stabilized buildings during the nine months ended September 30, 2024, compared to September 30, 2023.

The investment property operating expense was 13.1% of revenue for the nine months ended September 30, 2024, compared to 12.2% of revenue for the nine months ended September 30, 2023. The Segment NOI was $5.6 million for the nine months ended September 30, 2024, as compared to $5.3 million for the nine months ended September 30, 2023. The increase in investment property operating expense as a percentage of revenue was primarily due to the increased repair and maintenance expenses in the nine months ended September 30, 2024 for a building in Colombia. The increase in Segment NOI was primarily due to the market increase in rent for existing tenants during the nine months ended September 30, 2024.

Peru – Investment property operating expense in Peru increased by $0.3 million, or 25.6%, to $1.6 million for the nine months ended September 30, 2024, from $1.3 million for the nine months ended September 30, 2023. This was primarily attributable to the costs resulting from two additional stabilized buildings during the nine months ended September 30, 2024, compared to September 30, 2023.

The investment property operating expense was 18.7% of revenue for the nine months ended September 30, 2024, compared to 17.7% of revenue for the nine months ended September 30, 2023. The Segment NOI was $6.8 million for the nine months ended September 30, 2024, as compared to $5.8 million for the nine months ended September 30, 2023. The increase in investment property operating expenses as a percentage of revenue was primarily due to investment property operating cost increasing at a higher pace than revenue for the two additional stabilized buildings. The increase in Segment NOI was primarily due to revenue generated from the two additional stabilized buildings.

Costa Rica - Investment property operating expense in Costa Rica increased by $0.4 million, or 19.1%, to $2.5 million for the nine months ended September 30, 2024, from $2.1 million for the nine months ended September 30, 2023. This was primarily attributable to an increase in property related expenses related to two additional stabilized buildings during the nine months ended September 30, 2024 compared to 2023.

The investment property operating expense was 13.8% of revenue for the nine months ended September 30, 2024, compared to 14.0% of revenue for the nine months ended September 30, 2023. The Segment NOI was $15.3 million for the nine months ended September 30, 2024, as compared to $12.7 million for the nine months ended September 30, 2023. The decrease in investment property operating expenses as a percentage of revenue and increase in Segment NOI was primarily due to revenue growing at a higher pace than expenses driven by two additional stabilized buildings.

General and administrative: General and administrative increased by $6.2 million, or 127.6%, to $11.0 million for the nine months ended September 30, 2024, from $4.8 million for the nine months ended September 30, 2023. This was primarily attributable to share-based payment compensation of $1.1 million related to the RSUs issued to directors in connection with the Business Combination and share-based payment compensation of $0.6 million related to the RSUs issued to executives in connection with the Business Combination. Additionally, we have incurred additional personnel costs of $1.4 million in the nine months ended September 30, 2023, compared to the nine months ended September 30, 2024, due to the employee headcount increase as of September 30, 2024, compared to September 30, 2023. Further, we have incurred additional general and administrative expenses of $3.1 million related to legal expenses, D&O liability insurance expenses, other professional services expenses, that the Company incurred after the consummation of the Business Combination.

Listing expense: Listing expense increased by $44.5 million to $44.5 million for the nine months ended September 30, 2024, from zero for the nine months ended September 30, 2023. Such listing expense was recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.

Investment property valuation gain: Investment property valuation gain decreased by $3.8 million, or 17.4%, to $17.9 million for the nine months ended September 30, 2024, from $21.7 million for the nine months ended September 30, 2023. This was primarily attributable to four properties becoming stabilized during the nine months ended September 30, 2023 compared to two buildings becoming stabilized during the nine months ended September 30, 2024. Decrease was partially offset by increase in the fair market value of Colombian properties due to market increases in rent for the Colombian properties during the nine months ended September 30, 2024.

Interest income from affiliates: Interest income from affiliates decreased by $0.2 million, or 36.2%, to $0.3 million for the nine months ended September 30, 2024, from $0.5 million for the nine months ended September 30, 2023. The decrease was due to the settlement of the loan receivable from Latam Logistics Investments, LLC upon the closing of the Business Combination in March 2024.

Financing costs: Financing costs decreased by $6.1 million, or 26.3%, to $17.2 million for the nine months ended September 30, 2024, from $23.3 million for the nine months ended September 30, 2023. This was primarily driven by the loan extinguishment loss of $6.4 million incurred by the Company during the nine months ended September 30, 2023 and no similar debt extinguishment occurred during the nine months ended September 30, 2024. The debt extinguishment in during the nine months ended September 30, 2023 was associated with the extinguishment of the Company’s loans with Davivienda de Costa Rica, Promerica de Costa Rica S.A., and four debt facilities with BAC Credomatic and refinancing with mortgage loans from Banco Nacional de Costa Rica. Other changes that correspond to an increase of $0.2 million are immaterial at the individual level.

Net foreign currency gain (loss): Net foreign currency gain (loss): Net foreign currency gain (loss) decreased by $0.4 million, or 152.4%, to a $0.1 million loss for the nine months ended September 30, 2024, from a $0.2 million gain for the nine months ended September 30, 2023. This was related to the exchange rate fluctuations for the Peruvian Soles, and Costa Rican Colones period over period.

Gain on sale of asset held for sale: Gain on sale of asset held for sale decreased by $1.0 million, or 100.0%, to zero for the nine months ended September 30, 2024, from $1.0 million for the nine months ended September 30, 2023. This was primarily attributable to one property that was sold during the nine months ended September 30, 2023.

Other income: Other income increased by $12.1 million to $12.3 million for the nine months ended September 30, 2024, from $0.2 million for the nine months ended September 30, 2023. This was primarily driven by other income recognized for the share lock-up release fees collected from investors that had their shares released from their lock-up period and sold during the second and third quarter of 2024. Fees earned and collected from this arrangement for the nine months ended September 30, 2024, were $10.5 million. Additionally, there was an increase in interest income of $1.0 million related to interest earned from installment payment receivables from the sale of a building in Colombia and from certificates of deposit accounts. There was also an increase in other income of $0.6 million related to an adjustment in transaction costs in connection with the Business Combination in the nine months ended September 30, 2024.

Other expense: Other expense increased by $5.1 million to $8.6 million for the nine months ended September 30, 2024, from $3.5 million for the nine months ended September 30, 2023. This was mainly driven by expenses incurred for total of $7.2 million as part of the business combination for the nine months ended September 30, 2024 as opposed to $3.4 million of transaction cost expense incurred for the nine months ended September 30, 2023, and also by an increases in professional and other expenses of $1.3 million incurred during the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023.

Income tax expense: Income tax expense decreased by $0.4 million, or 6.3%, to $6.2 million for the nine months ended September 30, 2024, from $6.6 million for the nine months ended September 30, 2023. This was primarily attributable to the change in deferred tax assets and liabilities related to fluctuations in currency translation for investment properties and debt, a movement in unrecognized deferred tax assets, alternative minimum tax in Colombia, and tax on intercompany dividends.

Non-IFRS Financial Measures and Other Measures and Reconciliations

In addition to our financial results reported in accordance with IFRS, we also report Adjusted EBITDA, NOI, Same Property NOI, Cash NOI, Same Property Cash NOI, FFO, FFO (as defined by LPA), Adjusted FFO, Net Debt to NOI, Net Debt to Adjusted EBITDA, and Net Debt to Investment Properties, all of which are non-IFRS measures. LPA’s management believes these measures are useful to investors as they provide additional insight into how LPA assesses its performance and financial position. These non-IFRS financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with IFRS. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present Same Property NOI and Same Property Cash NOI on a constant currency basis. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Reconciliations of non-IFRS Measures

Adjusted EBITDA – LPA defines Adjusted EBITDA as profit (loss) for the period excluding (a) interest income from affiliates, (b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain, (f) gain or loss on disposition of asset held for sale, (g) share-based payments, (h) one-time cash bonus related to the Business Combination, (i) listing expense, (j) other income, (k) other expenses, and (l) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of LPA’s business, which consists of developing, leasing and managing industrial properties, before LPA’s cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in LPA’s industry, and it presents Adjusted EBITDA to supplement investor understanding of its operating performance. LPA’s management believes that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of LPA’s assets. The table below includes reconciliations of Adjusted EBITDA to the most directly comparable IFRS measure, profit (loss) for the respective periods:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
(USD in thousands)
Profit (loss) for the period	$4,833	$2,371	$(29,195)	$9,161
Interest income from affiliates	—	(160)	(303)	(474)
Financing costs	5,797	5,647	17,168	23,284
Income tax expense	2,365	4,853	6,212	6,633
Depreciation and amortization (1)	355	43	760	124
Investment property valuation gain	(8,175)	(9,826)	(17,925)	(21,688)
Gain on disposition of asset held for sale	—	—	—	(1,023)
Share-based payments (2)	556	—	1,696	—
One-time cash bonus related to the Business Combination (3)	—	—	285	—
Listing expense (4)	—	—	44,470	—
Other income (5)	(1,105)	(32)	(12,253)	(131)
Other expenses (6)	1,238	3,345	8,583	3,484
Net foreign currency loss (gain)	(50)	(14)	127	(243)
Adjusted EBITDA	$5,814	$6,227	$19,625	$19,127

(1)	Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment, and amortization of right-of-use assets. The amounts were included within general and administrative expense within the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(2)	In connection with the Business Combination, certain executives and directors were granted various RSUs. The associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)	In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(4)	In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2, Share-Based Payment, as the difference between the fair value of the shares deemed to have been issued by LPA and the fair value of the TWOA’s identifiable net assets. See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(5)	Other income primarily included income related to Lock-Up Release Agreements of $0.5 million and $10.4 million for the three and nine months ended September 30, 2024, respectively. Other income also included certain miscellaneous income of $0.6 million in the nine months ended September 30, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income of $0.6 million and $1.3 million for the three and nine months ended September 30, 2024, respectively, and less than $0.1 million and $0.1 million for the three and nine months ended September 30, 2023, respectively, from the installment payment receivables from sale of investment properties and certificates of deposits accounts.
(6)	Other expenses primarily included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively, and $3.4 million for the three and nine months ended September 30, 2023. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Additionally, other expenses included other miscellaneous capital raising costs, dead deal pursuit costs, and loss on disposition of properties.

Net Operating Income, or NOI – LPA defines NOI as profit (loss) for the period excluding (a) other revenue (primarily development fee revenue), (b) general and administrative expenses, (c) listing expense, (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) gain on disposition of asset held for sale, (j) other expenses, and (k) income tax expense. NOI, Same Property NOI, Cash NOI, and Same Property Cash NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and its operating results. Same Properties refers to properties that LPA has owned and that have been operating for the entirety of the applicable period and the comparable period. LPA’s management believes that these metrics are useful for investors as performance measures and that they provide useful information regarding LPA’s results of operations because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unlevered basis, providing perspectives that may not be immediately apparent from a review of LPA’s financial statements.

LPA defines Same Property NOI as NOI less non same-property NOI and adjusted for constant currency. LPA evaluates the performance of the properties it owns using a Same Property NOI, and LPA’s management believes that Same Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of LPA’s portfolio on performance. When used in conjunction with IFRS financial measures, Same Property NOI is a supplemental measure of operating performance that LPA’s management believes is a useful measure to evaluate the performance and profitability of LPA investment properties. Additionally, Same Property NOI is a key metric used internally by LPA’s management to develop internal budgets and forecasts, as well as to assess the performance of LPA’s investment properties relative to budget and against prior periods. LPA’s management believes presentation of Same Property NOI provides investors with a supplemental view of LPA’s operating performance that can provide meaningful insights to the underlying operating performance of LPA’s investment properties, as these measures depict the operating results that directly result from LPA’s investment properties, is consistent period-over-period, and excludes items that may not be indicative of, or are unrelated to, the ongoing operations of the properties.

LPA defines Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. LPA defines Same Property Cash NOI as Cash NOI less non same-property cash NOI and adjusted for constant currency. The same property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same property population. As of September 30, 2024, and December 31, 2023, the same property population consisted of 27 and 22 buildings, respectively, aggregating approximately 63% and 64% of LPA’s total square feet during such period, respectively.

The table below reconciles these measures to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
(USD in thousands except for percentage data)
Profit (loss) for the period	$4,833	$2,371	$(29,195)	$9,161
Other revenue	(99)	(39)	(196)	(75)
General and administrative	4,751	2,520	11,002	4,834
Listing expense	—	—	44,470	—
Investment property valuation gain	(8,175)	(9,826)	(17,925)	(21,688)
Interest income from affiliates	—	(160)	(303)	(474)
Financing costs	5,797	5,647	17,168	23,284
Net foreign currency (gain) loss	(50)	(14)	127	(243)
Other income (1)	(1,105)	(32)	(12,253)	(131)
Gain on disposition of asset held for sale	—	—	—	(1,023)
Other expenses (2)	1,238	3,345	8,583	3,484
Income tax expense	2,365	4,853	6,212	6,633
NOI	$9,555	$8,665	$27,690	$23,762
Constant currency impact	—	(30)	—	520
Less: non same-property NOI	1,273	460	2,701	1,307
Same-Property NOI	$8,282	$8,175	$24,989	$22,975
Same-Property NOI year-over-year growth	1.3%	N/A	8.8%	N/A

NOI	$9,555	$8,665	$27,690	$23,762
Straight-line rental revenue	(340)	97	(803)	(1,316)
CASH NOI	$9,215	$8,762	$26,887	$22,446
Constant currency impact	—	(32)	—	464
Less: non same-property cash NOI	747	251	1,152	(667)
Same-Property Cash NOI	$8,468	$8,479	$25,735	$23,577
Same-Property Cash NOI year-over-year growth	(0.1)%	N/A	9.2%	N/A

(1)	Other income primarily included income related to Lock-Up Release Agreements of $0.5 million and $10.4 million for the three and nine months ended September 30, 2024, respectively. Other income also included miscellaneous income of $0.6 million in the nine months ended September 30, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income of $0.6 million and $1.3 million for the three and nine months ended September 30, 2024, respectively, and less than $0.1 million and $0.1 million for the three and nine months ended September 30, 2023, respectively, from the installment payment receivables from sale of investment properties and certificates of deposits accounts.
(2)	Other expenses primarily included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively, and $3.4 million for the three and nine months ended September 30, 2023. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Additionally, other expenses included other miscellaneous capital raising costs, dead deal pursuit costs, and loss on disposition of properties.

Funds From Operations, or FFO – LPA calculates FFO as profit (loss) for the period, excluding (a) investment property valuation gain and (b) gain on sale of asset held for sale. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payments, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line rental revenue.

LPA uses FFO, FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) to help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain noncash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. However, since FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.

Update to Non-IFRS Financial Measures

Beginning in the second quarter of 2024, we changed how we define and calculate FFO. Previously we defined FFO as profit or loss for the period, excluding (a) investment property valuation gain, (b) gain or loss on sale of investment property, (c) gain on sale of asset held for sale, (d) depreciation and amortization, (e) non-cash financing costs, (f) interest income from affiliates and (g) unrealized foreign currency gain or loss. We defined Adjusted FFO as FFO less (a) realized foreign currency gain or loss and (b) straight-line rental revenue.

We changed to the new FFO Measures as defined above beginning in the second quarter of 2024 to be consistent with the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO to facilitate comparability between LPA’s operating performance with guideline companies, as we believe that most guideline companies in our industry use the NAREIT definition of FFO. From FFO, we adjusted for one-time or non-recurring items to get to FFO (as defined by LPA), which is further adjusted for non-cash items to get to Adjusted FFO to better align with how management measures the operating performance of LPA between comparative periods. Previously reported measures for the years ended December 31, 2023, 2022, and 2021 and interim periods within have been updated to reflect these changes.

The table below includes reconciliations of FFO, FFO (as defined by LPA) and Adjusted FFO to the most directly comparable IFRS financial measure, profit (loss) for the respective periods:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
(USD in thousands)
Profit (loss) for the period	$4,833	$2,371	$(29,195)	$9,161
Investment property valuation gain	(8,175)	(9,826)	(17,925)	(21,688)
Gain on sale of asset held for sale	—	—	—	(1,023)
FFO	$(3,342)	$(7,455)	$(47,120)	$(13,550)
Share-based payments (1)	556	—	1,696	—
One-time cash bonus related to the Business Combination (2)	—	—	285	—
Listing expense (3)	—	—	44,470	—
Other income (4)	(692)	—	(11,584)	(6)
Other expenses (5)	1,238	3,345	8,583	3,484
FFO (as defined by LPA)	$(2,240)	$(4,110)	$(3,670)	$(10,072)
Depreciation and amortization (6)	355	43	760	124
Financing costs (7)	73	263	(14)	6,852
Interest income from affiliates	—	(160)	(303)	(474)
Unrealized foreign currency loss (gain) (8)	(54)	83	(5)	(254)
Straight-line rental revenue	(340)	97	(803)	(1,316)
Adjusted FFO	$(2,206)	$(3,784)	$(4,035)	$(5,140)

(1)	In connection with the Business Combination, certain executives and directors were granted various RSUs. The associated share-based payment expenses were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(2)	In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense are included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(3)	In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2, Share-Based Payment, as the difference between the fair value of the shares deemed to have been issued by LPA and the fair value of the TWOA’s identifiable net assets. This amount was included within other expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). See Note 3 of the Unaudited Condensed Consolidated Interim Financial Statements.
(4)	Other income primarily included income related to Lock-Up Release Agreements, of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Other income also included certain miscellaneous income of $0.6 million in the nine months ended September 30, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included non-cash interest income from the installment payment receivables from the sale of investment properties, of $0.2 million and $0.6 million for the three and nine months ended September 30, 2024, respectively. Interest income settled in cash of $0.4 million and $0.7 million for the three and nine months ended September 30, 2024, respectively, and less than $0.1 million and $0.1 million for the three and nine months ended September 30, 2023, respectively, was excluded from this reconciliation.
(5)	Other expenses primarily included transaction-related costs in connection with the Business Combination of $0.9 million and $7.1 million for the three and nine months ended September 30, 2024, respectively, and $3.4 million for the three and nine months ended September 30, 2023. Other expenses also included fees in connection with the Lock-Up Release Agreements of less than $0.1 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. Additionally, other expenses included other miscellaneous capital raising costs, dead deal pursuit costs, and loss on disposition of property.
(6)	Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment and amortization of right-of-use assets. The amounts were included within general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.
(7)	The adjustment related to financing costs included the one-time debt extinguishment or modification gain or loss, amortization of debt issuance cost and accrued interest, and excluded the cash-settled interest expense.
(8)	Unrealized foreign currency loss (gain) was included within net foreign currency gain (loss) in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) included in the Unaudited Condensed Consolidated Interim Financial Statements.

Net Debt — Net Debt is defined as LPA’s total debt (defined as long term debt plus long-term debt—current portion) less cash, cash equivalents and restricted cash. Net Debt to Profit (Loss) represents Net Debt divided by Profit (Loss) for the period. Net Debt to Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. LPA’s management believes that these two ratios are useful because they provide investors with information on LPA’s ability to repay debt, compared to LPA’s performance as measured using Adjusted EBITDA. Net Debt to Investment Properties represents Net Debt divided by Investment Properties (end of period value). LPA believes that this ratio is useful because it shows the degree in which Net Debt has been used to finance LPA’s assets. The table below includes reconciliations of Net Debt to the most directly comparable IFRS financial measures:

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
(USD in thousands except for ratio and percentage data)	2024		2023
Long term debt	$260,519		$253,151
Long term debt—current portion	10,514		16,703
Cash and equivalents(1)	(37,307)		(37,923)
Net Debt	$233,726		$231,931
Net Debt to NOI(2)	6.3	x	6.8	x
Net Debt to Adjusted EBITDA(2)	8.9	x	8.9	x
Net Debt to Investment Properties	43.6%		45.1%

(1)	Cash and cash equivalents included $5.9 million and $2.7 million of restricted cash associated with the total debt as of September 30, 2024 and December 31, 2023, respectively.
(2)	Net Debt related multiples were calculated using the annualized year-to-date NOI and Adjusted EBITDA in their respective calculations

The following table presents a summary of LPA’s non-IFRS measures for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
(USD in thousands except for percentage data)	2024	2023	2024	2023
Adjusted EBITDA	5,814	6,227	19,625	19,127
NOI	9,555	8,665	27,690	23,762
Same-Property NOI	8,282	8,175	24,989	22,975
Same-Property NOI year-over-year growth	1.3%	N/A	8.8%	N/A
Cash NOI	9,215	8,762	26,887	22,446
Same Property Cash NOI	8,468	8,479	25,735	23,577
Same-Property Cash NOI year-over-year growth	(0.1)%	N/A	9.2%	N/A
FFO	(3,342)	(7,455)	(47,120)	(13,550)
FFO (as defined by LPA)	(2,240)	(4,110)	(3,670)	(10,072)
Adjusted FFO	(2,206)	(3,784)	(4,035)	(5,140)

The following table presents a summary of LPA’s non-IFRS multiples for the periods presented:

	As of and for the nine months ended September 30,	As of and for the year ended December 31,
	2024	2023
Net Debt to NOI (1)	6.3x	6.8x
Net Debt to Adjusted EBITDA(1)	8.9x	8.9x
Net Debt to Investment Properties	43.6%	45.1%

(1)	Net Debt related multiples were calculated using the annualized year-to-date NOI and Adjusted EBITDA in their respective calculations

Liquidity and Capital Resources

As of September 30, 2024, and December 31, 2023, LPA had cash and cash equivalents of $31.4 million and $35.2 million, respectively. LPA requires significant cash resources to, among other things, fund its working capital requirements, increase its headcount, make capital expenditures, and expand its business through acquisitions. LPA’s future capital requirements will depend on many factors, including the cost of future acquisitions, the scale of increases in headcount, its revenue mix, incremental costs relating to the implementation of new contracts, and the timing and extent of spending to support investment properties development efforts.

If LPA were to require additional funding, seek additional sources of financing or desire to refinance its debt, LPA believes that its historical ability to raise and deploy capital to fund the development of its logistic warehouse facilities and expansion of its operations would enable it to access financing on reasonable terms. However, there can be no assurance that such financing would be available to LPA on favorable terms or at all. If financing is not available, or if the terms of such financing are not acceptable to LPA, it may be forced to decrease the level of investment in its logistic warehouse facilities, scale back its operations, defer investments to execute on its growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on LPA’s business and financial prospects. The profits in current and prior periods LPA have recognized are consistent with its strategy and plans for continued growth and expansion. LPA expects to continue to recognize profits as it executes on its operating plan and expands its warehouse offerings in the near term.

As described further in Note 11 of the Unaudited Condensed Consolidated Interim Financial Statements, we obtained a waiver of compliance for the debt service coverage ratio requirements of the loan covenants with Bancolombia, S.A. (“Bancolombia”) for the assessments on September 30, 2024, and December 31, 2024. The next testing period for the covenants will occur on June 30, 2025, and the Company expects to be in compliance with the covenants on this date. The outstanding Bancolombia loan balance as of September 30, 2024, was $37.5 million, with $1.2 million classified within current liabilities on the condensed consolidated interim statement of financial position.

LPA’s lending agreements with Bancolombia are collateralized by four Colombian investment properties. No other guarantees have been provided by our other subsidiaries that would put our operations outside of Colombia at risk in event of foreclosure. Furthermore, our operations outside of Colombia are expected to be profitable and generate adequate liquidity to provide for continued operations. Therefore, in the event that we are unable to obtain further debt waivers, restructure the debt, or otherwise repay the Bancolombia loan, a foreclosure by Bancolombia on the Colombian properties would not create material uncertainty as to our ability to continue our operations outside of Colombia. Additionally, with the consummation of LPA’s Business Combination with TWOA on March 27, 2024, LPA had gained access to additional capital which further supports the Company’s ability to finance ongoing operations. LPA believes that the capital raised coupled with the current cash projections created enough resources to prevent a foreclosure scenario.

Debt

As of September 30, 2024, LPA’s total outstanding debt was $271.0 million, of which $260.5 million, or 96.1%, consisted of long-term debt. As of December 31, 2023, LPA’s total outstanding debt was $269.9 million, of which $253.2 million, or 93.8%, consisted of long-term debt.

As of September 30, 2024, and December 31, 2023, all of LPA’s outstanding debt was secured by its investment properties.

Please refer to more information around our debt agreements, including our compliance with debt covenants in Note 11 of the Unaudited Condensed Consolidated Interim Financial Statements.

Capital Expenditures

For the nine months ended September 30, 2024, and 2023, we incurred capital expenditures totaling $14.1 million and $20.4 million, respectively, in connection with construction projects to develop investment properties in Colombia, Peru, and Costa Rica.

Cash Flows

The following table summarizes our condensed consolidated interim cash flows provided by (used in) operating, investing, and financing activities for the nine months ended September 30, 2024, and 2023:

	For the nine months ended September 30,
	2024	2023	$ Change	% Change
Net cash provided by operating activities	$14,375,585	$14,608,375	$(232,790)	(1.6)%
Net cash used in investing activities	(13,343,995)	(16,363,299)	3,019,304	(18.5)%
Net cash used in financing activities	(4,660,719)	(1,451,023)	(3,209,696)	221.2%
Effects of exchange rate fluctuations on cash held	(218,765)	(124,121)	(94,644)	76.3%
Net increase (decrease) in cash and cash equivalents	(3,847,894)	(3,330,068)	(517,826)	15.6%
Cash and cash equivalents at the beginning of the period	35,242,363	14,988,112	20,254,251	135.1%
Cash and cash equivalents at the end of the period	$31,394,469	$11,658,044	$19,736,425	169.3%

Cash flows from operating activities

Cash flows generated by operating activities for the nine months ended September 30, 2024, amounted to $14.4 million, a decrease of $0.2 million, or 1.6%, compared to $14.6 million for the nine months ended September 30, 2023. The decrease in cash provided by operating activities was primarily attributed to an increase in cash paid for investment property operating expenses of $5.4 million, an increase in cash paid for general and administrative expenses of $1.1 million, and an increase in cash paid for taxes of $1.2 million. This decrease in cash provided by operating activities was partially offset by an increase in cash collected from rental income of $6.9 million and cash collected from interest income of $0.6 million.

Cash flows from investing activities

Cash flows used in investing activities for the nine months ended September 30, 2024, amounted to $13.3 million, a decrease of $3.0 million, or 18.5%, compared to $16.4 million for the nine months ended September 30, 2023. The decrease was primarily driven by an increase in restricted cash of $5.2 million, and proceeds received during the nine months ended September 30, 2023 for the sale of investment properties of $1.6 million which represents a decrease in proceeds when comparing the nine months ended September 30, 2024, to the nine months ended September 30, 2023. Decrease is offset by the decrease in capital expenditure on investment properties of $6.3 million and the proceeds from sale of investment properties of $3.5 million in the nine months ended September 30, 2024.

Cash flows from financing activities

Cash flows used in financing activities for the nine months ended September 30, 2024 amounted to $4.7 million, an increase of $3.2 million compared to cash flows of $1.5 million used in financing activities for the nine months ended September 30, 2023. The increase was primarily due to a decrease in long term debt repayment of $93.0 million, proceeds related to the Lock-Up Release Agreements (net of transaction costs) of $9.2 million in the nine months ended September 30, 2024, the proceeds from the Business Combination (net of transaction costs) of $4.4 million in the nine months ended September 30, 2024, a decrease in cash paid for debt extinguishment costs of $1.6 million, a decrease in cash paid for interest and commitment fee of $0.7 million, and a decrease in cash paid for raising debt of $0.4 million, offset by a decrease in long-term debt borrowings of $108.8 million, an increase in distributions to non-controlling partners of $3.6 million, and an increase in capital contributions from non-controlling partners of $0.1 million.

Critical Accounting Estimates

LPA’s Unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB which requires the use of estimates and assumptions that affect the value of assets and liabilities  as well as contingent assets and liabilities,  as reported on the statements of financial position and revenues and expenses arising during the periods presented. LPA evaluates its assumptions and estimates on an ongoing basis. LPA bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For more information, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.

Valuation of Investment Properties

Investment properties are initially recognized at cost and are subsequently measured at fair value. LPA engages an external appraiser to obtain an independent opinion on the market value of all its investment properties, including operating properties, properties under development and land bank. LPA’s management submits an updated rent roll of the investment property portfolio to the appraiser and provides access to the properties, leasing contracts and specific operating details of the portfolio.

The independent appraiser uses a combination of valuation techniques such as the discounted cash flow approach, sales comparison approach, and direct capitalization approach to value the investment properties. The valuation techniques used to estimate the fair value of LPA’s investment properties rely on assumptions, which are not directly observable in the market, including discount rates, capitalization rates, occupancy rates, net operating income, and market rents. LPA’s operating properties are primarily appraised using the discounted cash flows method and direct capitalization method. LPA’s properties under development are primarily appraised using discounted cash flows and direct capitalization methods, adjusted by the net present value of the cost to complete and vacancy in the properties under construction. LPA’s land bank is primarily appraised using a combination of discounted cash flow, and sales comparison approach (or market approach).

To review the appraiser’s valuations, LPA leverages its familiarity with individual properties and regional portfolios, coupled with insights in evaluating factors like interest rate fluctuations, turnover rates, and other judgment factors used in the valuation process. LPA then evaluates the reasonableness of the results based on these criteria and compares the reported values to those from the previous period to monitor changes. As part of the review process, LPA offers feedback concerning inconsistencies in factual information and inaccurate statements, before the appraisal reports are finalized.

For more information, see Note 9 of the Unaudited Condensed Consolidated Interim Financial Statements and Note 12 of our audited consolidated financial statements as of and for the year ended December 31, 2023. LPA management believes that the chosen valuation methodologies are appropriate for determining the fair value of the types of investment properties LPA owns.

	Fair Value as of September 30, 2024	# of Buildings	NRA(1) (sq. ft)	Leased %		Occupied %
Land bank:
Owned properties
Colombia	$25,126,975	N/A	1,090,211	15.0	%(2)	N/A
Sub-total	25,126,975	N/A	1,090,211	15.0%		N/A
Properties under right-of-use(3)
Peru	2,021,123	N/A	878,022	28.7	%(2)	N/A
Sub-total	2,021,123	N/A	878,022	28.7%		N/A
Total land bank	27,148,098	N/A	1,968,233	21.1%		N/A
Properties under development:
Properties under right-of-use(3)
Peru	13,246,000	1	166,410	100.0%		84.8%
Total properties under development	13,246,000	1	166,410	100.0%		84.8%
Operating properties:
Owned properties
Colombia	114,783,596	5	1,255,404	100.0%		90.0%
Peru	122,514,490	6	1,350,084	94.8%		89.9%
Costa Rica(4)	257,881,088	19	2,516,137	99.8%		99.2%
Total operating properties	495,179,174	30	5,121,625	98.5%		94.5%
Total operating and properties under development	508,425,174	31	5,288,035	98.6%		94.2%
Total	$535,573,272	31	7,256,268	N/A		N/A

	Fair Value as of December 31, 2023	# of Buildings		NRA(1) (sq. ft)	Leased %		Occupied %
Land bank:
Owned properties
Colombia	$24,100,446	N/A		1,090,211	15.0	%(2)	N/A
Sub-total	24,100,446	N/A		1,090,211	15.0%		N/A
Properties under right-of-use(3)
Peru	619,976	N/A		878,022	N/A		N/A
Sub-total	619,976	N/A		878,022	N/A		N/A
Total land bank	24,720,422	N/A		1,968,233	8.3%		N/A
Properties under development:
Owned properties
Peru	22,230,781	2	(5)	344,565	79.8%		15.6%
Costa Rica	10,891,000	1		157,444	68.6%		0.0%
Sub-total	33,121,781	3		502,009	76.3%		10.7%
Properties under right-of-use
Peru	12,260,000	1		166,410	85.0%		0.0%
Sub-total	12,260,000	1		166,410	85.0%		0.0%
Total properties under development	45,381,781	4		668,419	78.5%		8.0%
Operating properties:
Owned properties
Colombia	106,957,000	5		1,255,404	100.0%		100.0%
Peru	92,239,857	5	(5)	1,005,519	100.0%		100.0%
Costa Rica(4)	244,873,221	18		2,358,693	100.0%		100.0%
Total operating properties	444,070,078	28		4,619,616	100.0%		100.0%
Total operating and properties under development	489,451,859	32		5,288,035	97.3%		88.4%
Total	$514,172,281	32		7,256,268	N/A		N/A

(1)	Square feet included estimated potential building area in the land bank, buildings under development and operating.
(2)	We entered into lease agreements with certain tenants for investment properties that are expected to be constructed in the land bank.
(3)	Properties under right-of-use are mainly related to the investment properties developed on leased land. More specifically, they were associated with a land lease agreement the Parque Logistic Callao S.R.L. (Parque Logistic), a partnership entity controlled by LPA, entered into with Lima Airport Partners S.R.L. (“LAP”) whereas Parque Logistic committed to lease a land parcel for a period of 30 years, with the intention of developing investment properties on the leased land. The amount included the right-of-use asset associated with LPA’s access to a section of land lot, as well as the capitalized construction costs.
(4)	As of September 30, 2024, and December 31, 2023, the operating properties in Costa Rica included patios and open-air rentable land totaling 521,274 square feet for the use of trailer parking and open-air warehousing. As of September 30, 2024 and December 31, 2023, the patios and open-air rentable land had a fair value of $ 6.1 million. As of September 30, 2024 and December 31, 2023, the patios had a weighted average capitalization rate of 8.3% and 7.8%, respectively. The Net Rentable Area (“NRA”) included in the table above excluded NRA of the patios or the open-air rentable land.
(5)	As of December 31, 2023, a building located in Peru was in a mixed phase, with parts in operational stage and others under development. Consequently, we reported the building as being in both stages. By September 30, 2024, the entire building had transitioned to the operational phase, and thus, was considered as a single, fully operational building.

Quantitative and Qualitative Disclosures about Market Risk

LPA is exposed to a variety of market and other risks, including the effects of changes in interest rates and foreign currency risk.

Interest Rate Risk

LPA holds financial liabilities (e.g., Long-term debt) subject to interest rates. Changes in interest rates as of the reporting date would affect profit or loss and cash flows. As of September 30, 2024, and December 31, 2023, the debt balances that were subject to variable rates were $101.5 million and $94.5 million, respectively.

Liquidity Risk

Liquidity risk is the risk that LPA will encounter difficulty in meeting the obligations associated with financial liabilities that are met by delivering cash or another financial asset. LPA’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to LPA’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.

Typically, LPA ensures that it has sufficient cash on demand, including deposits at banks and the balances of short-term credit facilities with diverse funding resources and committed borrowing facilities, to meet expected operating expenses for a period of 90 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot be reasonably predicted, such as natural disasters.

LPA has access to a sufficient variety of sources of funding to repay debt maturing within 12 months in the normal course of business. See Notes 2 and 11 of the Unaudited Condensed Consolidated Interim Financial Statements for more information on the covenant waiver LPA obtained on June 26, 2024. LPA remains in compliance with all covenants as of the date the financial statements were issued.

Foreign Currency Risk

LPA is exposed to market risk from changes in foreign currency exchange rates primarily in connection with all of its subsidiaries. LPA is subject to fluctuations in the Costa Rican Colones, Peruvian Soles and Colombian Pesos to U.S. Dollars currency exchange rates. LPA attempts to mitigate its net exposure to the changes in interest rates by ensuring its debt and revenue are denominated in the same currencies. In addition, LPA keeps minimal cash in local currencies and holds the majority of cash in its functional currency of U.S. dollar.

Market Risk

LPA is exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. LPA does not use derivatives for trading purposes to generate income or to engage in speculative activity.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that have been adopted or will apply to LPA in the future, see Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements.

JOBS Act

LPA is an “emerging growth company” under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. LPA has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided by the JOBS Act.

Additionally, subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, LPA chooses to rely on those exemptions, LPA may not be required to, among other things: (i) provide an auditor’s attestation report on the system of internal controls over financial reporting pursuant to Section 404; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies; (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until LPA is no longer an emerging growth company, whichever is earlier.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, which statements involve substantial risks and uncertainties. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect LPA’s current views, as applicable, with respect to, among other things, its capital resources, performance and results of operations. Likewise, all of LPA’s statements regarding anticipated growth in operations, anticipated market conditions, demographics, reserves, results of operations, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this MD&A and on the current expectations, forecasts and assumptions of the management of LPA, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this MD&A include, but are not limited to, statements about:

●	expectations (and LPA’s ability to meet expectations) regarding LPA’s strategies and future financial performance, including LPA’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures;

●	LPA’s ability to invest in growth initiatives;

●	the outcome of any legal proceedings that may be instituted against LPA;

●	the ability of LPA to raise financing in the future and comply with restrictive covenants related to indebtedness;

●	the ability to fully realize the benefits of the Business Combination, which may be affected by, among other things, competition, LPA’s ability to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;

●	the projected financial information, anticipated growth rate, and market opportunity for LPA, and its estimates of expenses and profitability;

●	LPA’s ability to maintain its listing on NYSE American following the Business Combination;

●	geopolitical risk, including the impacts of the ongoing conflict between Russia and Ukraine, and changes in applicable laws or regulations;

●	anticipated economic, business, and/or competitive factors;

●	anticipations regarding the impact of any major disease or epidemic that disrupts LPA’s business;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LPA’s resources;

●	exchange rate instability;

●	the possibility that expansion of LPA’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;

●	LPA’s ability to retain and grow its customer base;

●	LPA’s success in finding and maintaining future strategic partnerships and inorganic opportunities;

●	the potential liquidity and trading of public securities of LPA;

●	the ability of LPA to respond to general economic conditions;

●	expansion and other plans and opportunities of LPA;

●	any downturn in the real estate industry;

●	the ability of LPA to manage its growth effectively;

●	the ability of LPA to develop and protect its brand; and

●	the ability of LPA to compete with competitors in existing and new markets and offerings.

Forward-looking statements are provided for illustrative purposes only and are not guarantees of performance. You should understand that the factors discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, could affect the future results of LPA, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this MD&A.

Moreover, the risks described under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, are not exhaustive. Other sections of this MD&A describe additional factors that could adversely affect the businesses, financial conditions, or results of operations of LPA. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can LPA assess the impact of all such risk factors on our businesses, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. LPA undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, this MD&A contains statements of belief and similar statements that reflect the beliefs and opinions of LPA on the relevant subject. These statements are based upon information available to LPA as of the date of this MD&A, and while LPA believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that LPA has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.